SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

ORDINARY GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

APRIL 28TH 2011

BR
TC-68801C
PETROBRAS

BR PETROBRAS

ÍNDICE

Message from the CEO	2
Invitation	5
Call for Meeting	6
Information to Vote	8
Public Power of Attorney Request	10
Items to be discussed in the Ordinary General Meeting (OGM)
1 . The Management Report, Financial Statements and Fiscal Board’s Report of Fiscal Year of 2010	11
2 . Capital Budget for 2011	12
3 . Distribution of the Income of Year 2010	14
Appendix I – Distribution of the Income – ruling CVM nº 481/09 (Appendix 9-1-II)	18
4 . Election of Members to the Board of Directors	25
Appendix I - Information concerning the members appointed to the Board of Directors	26
5 . Election of the Chairman of the Board of Directors	32
6 . Election of Members to the Fiscal Board and their Respective Substitutes	33
Appendix I - Information concerning the members appointed to the Fiscal Board	34
7 . Establishment of the Administrators’ Compensation as well as that of the Effective Members of the Audit Committee	38
Appendix I - Information on item 13 of the Reference Form, complying with section 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No . 481/09	39
Items to be discussed in the Extraordinary General Meeting (EGM)
1 . Capital Increase	57
Appendix I – Capital Increase –CVM rulingnº481/09 (Appendix 14)	59
Management Remarks about the Company’s Financial Status, in Compliance with art . 9 of CVM instruction no . 481/09	61

MESSAGE FROM THE CEO

2010 was marked by three major achievements on the part of Petrobras: the operational start-up of the pre-salt Pilot System in the Lula field, in the Tupi accumulation area in the Santos Basin; the raising of R$ 120 .2 billion in the world’s biggest ever public share offering; and the signing of the Onerous Concession Agreement, which gives the Company the right to produce 5 billion barrels of oil equivalent in those pre-salt areas not put out to tender.

These accomplishments, which have undoubtedly strengthened the Company, were the result of its dedication to exploring new business frontiers . Petrobras has an exceptionally strong presence in the pre-salt area of the Santos Basin, Brazil’s most promising offshore exploratory region . The capitalization generated the funds needed for the Onerous

Concession Agreement and to finance the 2010-14 Business Plan, which envisages investments of US$ 224 billion .

Net income totaled R$35.2 billion, 17% up on 2009, reflecting the expansion of Brazil’s economy, higher oil and gas production, increased domestic sales of oil products and the recovery of international oil prices. National output of oil and liquefied natural gas (LNG) amounted to 2,004,000 barrels per day (bpd), 1 .7% more than in 2009, primarily due to the start-up of new platforms . Natural gas production came to 56 .6 million m³/day, 5 .6% up on the year before . All in all, Petrobras produced 2,583,000 boed of oil and natural gas in 2010, 245,000 of which from overseas units .

Proven oil and gas reserves, according to the ANP/SPE criterion, closed 2010 at 15,986 billion boe, 7 .5% up on 2009, thanks to the addition of new discoveries, especially in the

Lula and Cernambi fields. The reserve replacement ratio was 229%, i.e. for each boe produced, Petrobras added 2 .29 boe to its reserves .

The year’s excellent results vindicated the Company’s strategy . Petrobras invested R$ 76 .4 billion, 8% more than the previous year . The investments were mostly allocated to increasing oil and gas production, improving and expanding the refineries, contracting new product-transport vessels and concluding the pipeline network linking all the country’s leading markets . Heavy investments in each of its operational segments consolidated Petrobras’ position as an integrated energy company.

The majority of the investments (42%, or R$ 32 .4 billion) went to Exploration & Production, 5% up on 2009 in order to increase oil and gas production and reserves . The pre-salt highlight was the operational start-up of the Lula Pilot System, with a nominal capacity of 100,000 bpd of oil and 5 million m3 of natural gas .

The Refining, Transportation & Marketing area absorbed R$ 28.0 billion, 70% more than the year before . The Company continued with the installation works of the Abreu e Lima refinery and the Rio de Janeiro Petrochemical Complex (Comperj), and began work on the two Premium refineries, aiming to increase the value of the oil produced in Brazil and ensure that the domestic market is adequately supplied with oil products .

The Gas & Power segment invested R$ 4 .9 billion, 6% of the total, the majority of which went to the integration of the Southeast and Northeast gas pipeline networks via Gasene, thereby increasing the diversification and flexibility of natural gas sources.

In order to expand its biodiesel and ethanol operations, the Company invested R$ 1 .2 billion, equivalent to 2% of the total . In the Distribution area, it continued to expand its market share, maintaining its leadership of the domestic fuel market, with a share of 38 .8% . In order to do so, it invested R$ 895 million, or 1% of the total, mostly in auto market projects and in the logistics and operational areas .

Our performance was also the result of massive investments in technological research and development and workforce training, together with our permanent commitment to good corporate governance practices . Year after year, Petrobras has become renowned for its pioneering approach to oil exploration and production technology, investing more in R&D than any other Brazilian company. In 2010, it allocated R$ 1 .8 billion to this area, the highlight being the doubling of the Research Center, one of the biggest in the world, which plays an essential role in developing new technologies for all the Company’s operational segments, especially pre-salt oil production .

In order to overcome the corporate challenges and ensure the expansion of its businesses, the Petrobras system increased its workforce by 4 65% . over 2009, closing the year with 80,492 employees . The parent company alone held two selection processes, with approximately 336,000 applicants, 2,687 of whom were hired .

Aside from Brazil itself, Petrobras operates in 25 countries across all continents and closed

2010 as the third-ranked global energy firm in terms of market capitalization. For the fifth year in succession, it was included in the Dow Jones Sustainability Index, the most important of its type in the world, reflecting its unwavering commitment to the environment and sustainable development .

In 2010, Petrobras once again underlined its ability to overcome challenges. Technological innovations, the increase in production and reserves, the expansion and upgrading of the refineries and the record capitalization gave the Company the necessary solidity and guaranteed the continuation of its Business Plan .

José Sergio Gabrielli de Azevedo
CEO OF PETROBRAS

Invitation

Date: April 28, 2011

Time: 3PM

Adress: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of (RJ)

Agenda items:

Ordinary General Meeting

I . Management Report and Financial Statements with the Fiscal Board report, related to the year ended December 31, 2010; II . Capital budget related to year 2011; III . Distribution of the income of the year 2010;

IV. Election of the Board of executive officers members; V. Election of the Board of executive officers President;

VI . Election of the Fiscal Board members and their corresponding substitutes;

VII.Establishment of the fees of directors and Fiscal Board official members.

Extraordinary General Meeting

I . Increase in capital stock

CALL FOR MEETING

The Board of Directors of Petróleo Brasileiro S A. . – Petrobras calls the Company’s stockholders for the Ordinary and Extraordinary General Meetings to be held at April 28, 2011, at 3 pm, at the auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of (RJ), to discuss the following matters:

Ordinary General Meeting

I . Management Report and Financial Statements with the Fiscal Board report, related to the year ended December 31, 2010; II . Capital budget related to year 2011; III . Distribution of the income of the year 2010;

IV. Election of the Board of executive officers members; V. Election of the Board of executive officers President;

VI . Election of the Fiscal Board members and their corresponding substitutes;

VII.Establishment of the fees of directors and Fiscal Board official members.

Extraordinary General Meeting

I . Increase in capital stock due to incorporation of a portion of the tax incentive reserve, accrued in 2010, in the amount of R$ 23 million, in compliance with Article 35, paragraph 1, of Ordinance Nº . 2 .091/07 of the Ministry of National Integration, resulting in an increase in capital stock from R$205,357million to R$205,380 million, without changing the number of common and preferred stocks, as per Article 40, item III, of the Company’s bylaws, and the eventual change in Article 4 of the aforesaid bylaws .

The minimum percentage of interest held in the capital stock required to request the adoption of multiple vote for the election of the Board of executive officers members in the Ordinary General Meeting is 5% (five percent) of the voting capital, as per CVM Instruction CVM No. 282, of June 26, 1998. The capacity to request the adoption of multiple voting process shall be exercised according to the terms established under paragraph 1 of Article 141 of Law No. 6.404, of December 15, 1976.

Stockholders’ holding preferred shares who shall have the right to elect, in the Ordinary General Meeting, in separate voting, a representative of this class of stocks as a Board of Directors member, shall represent at least 10% (ten percent) of the capital stock, in addition to providing evidences they hold the interest in the capital stock since January 28, 2011, uninterruptedly.

Any stockholder who wishes to be represented in the aforesaid Meeting shall have to comply with the terms of Article 126, paragraph 1, of the Corporate Law and Article 13 of Petrobras bylaws, providing then or, preferably, sending power of attorney, with specific powers, to office 2202-B (Stockholders’ Service) at the head office, until 3 pm on April 26, 2011.

Additionally, stockholders may also opt to vote the issues included herein through public request of power of attorney, as established at CVM Instruction 481, dated December 17, 2009.

The receipt of electronic power of attorneys shall occur through the Online Meeting platform, at the site www.assembleiasonline.com.br . For that purpose, stockholders shall have to be registered at this site .

Stockholders may access at office 2202-B (Stockholders’Service) at the Company’s head office and at the Company’s site (http://www.petrobras.com.br/ri) and at the Brazilian

Securities and Exchange Commission (Comissão de Valores Mobiliários ) site (http:// www.cvm .gov.br), all documents related to the issues to be discussed in the Ordinary and Extraordinary General Meetings, pursuant to Article 133, of Law nº . 6 .404/76 and CVM ruling nº481 of December 17th, 2009 .

Rio de Janeiro, March 29, 2011.

Guido Mantega
PRESIDENT OF THE BOARD OF DIRECTORS

Information to vote

To vote in general meetings of companies and funds, the first step is to click in www. assembleiasonline .com .br/wfPublicaCadastroAcionistas .aspx and register.

After registering at Assembleias Online, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated .

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment .

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings .com, you select the general meeting you want . After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention) . Your part in the voting process ends here .

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email . For increased security and integrity, Assembleias Online has hired Ernst & Young to review the environment of internal controls to further improve them .

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17 2009 .

The electronic proxies will be received via the Online Meeting platform, at www . assembleiasonline com. br. . Shareholders must register in the platform as soon as possible in order to use it . The data used in the previous General Meeting will remain in effect . The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between April 13th and 26th, 2011 . For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website .

Ordinary and Extraordinary General Meeting

Public Power of Attorney Request

Rio de Janeiro, March 29th, 2011, Petroleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Ordinary and Extraordinary General Meeting, to be held on April 28th, 2011, at 3 .00 p .m ., in order to resolve on the matter in the Notice for General Meeting .

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009 .

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www assembleiasonline. com. br. . For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid . The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between April 13th and April 26th, 2011 . Please refer to the Manual on how to vote through the Assembleias Online system on the Investor Relations website via Divulgação and Resultados/Assembleias .

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

Items to be discussed in the
Ordinary General Meeting (OGM)

Presentation to Shareholders

ITEM I

1 . The Management Report, Financial Statements and Fiscal Board’s Report of Fiscal Year of 2010

Dear Shareholders,

The Management Report, Financial Statements and Audit Board’s Report of fiscal year of 2010 is available in Petrobras website .

http://www .petrobras .com .br/ri/ListResultados .aspx?id_canal=2tF/ ZRNfQRh8MBzVzw4QaQ==&id_canalpai=/zfwoC+leAQcwFyERVZzwQ==&ln=pt

Rio de Janeiro, march 29th, 2011.

José Sérgio Gabrielli de Azevedo
CEO OF PETROBRAS

ITEM II

2 . Capital budget for 2011

Dear shareholders,

Capital budget for 2011 foresees investments totalizing R$ 69,800,420,000 00. (sixty nine billion, eight million four hundred and twenty thousand Brazilian Real), of which R$ 60,734,500,000.00 (sixty billion, seven hundred and thirty four million and five hundred thousand Brazilian Real) correspond to direct investment and R$ 9,065,920,000 .00 (nine billion, sixty five million nine hundred and twenty thousand Brazilian Real) correspond to financial reverse (capital injection on subsidiaries and other companies).

Those investments will be met by third parties’ resources - R$ 12,425,741,765 .00 (twelve billion, four hundred and twenty five million, seven hundred and forty thousand, seven hundredandsixtyfiveBrazilianReal)-andbyownresourcescomingfromprofitsgenerated by the Company’s operations, mainly: R$ 57,374,678,235.00 (fifty seven billion, three hundred and seventy four million, six hundred and seventy eight thousand, tow hundred and thirty five Brazilian Real).

With regard to own resources considered R$ 48,308,758,235 .00 (forty eight billion, three hundred and eight million, seven hundred and fifty eight thousand, two hundred and thirty five Brazilian Real) address to Direct Investment and R$ 9,065,920,000.00 (nine billion, sixty five million, nine hundred and twenty thousand Brazilian Real) address to financial reverse (capital injection on subsidiaries and other companies) . With regard to third parties’ resources, R$ 12,425,741,765.00 (twelve billion, four hundred and twenty five million, seven hundred and forty one thousand and seven hundred and sixty five Brazilian Real) address to Direct Investment .

With regard to the whole investments, 47 .87% address to Exploitation and Production, 45 .15% to Supply , 3 .93% to Gas & Energy and 3 .05% address to other business areas .

Following the above and considering section 196, of the Brazilian Law No . 6 .404, from the 15th December 1976 (amended by the Brazilian Law No . 9 .457, from the 5th May 1997), changed by referendum of the Brazilian Law No . 10 .303/2001, PETROBRAS’ Board of Directors herein proposes the approval of the Capital Budget for 2011 (already approved by the Supervisory Board) on R$ 69,800,420,000 00. (sixty nine billion, eight hundred million, four hundred and twenty thousand Brazilian Real) .

Rio de Janeiro, 29th March 2011.

José Sergio Gabrielli de Azevedo
CEO OF PETROBRAS

ITEM III

3 . Distribution of the income of year 2010

Dear Stockholders,

The financial statements of Petrobras, related to the year ended December 31, 2010, presents net income in the amount of R$ 35,036,488,330.89 (thirty five billion, thirty six million, four hundred and eighty eight thousand, three hundred and thirty reais and eighty nine centavos) and includes, already, in compliance with the legislation in force, the profit sharing to be distributed among its employees and directors in the amount of R$ 1,428,300,355 .35 (one billion, four hundred and twenty eight million, three hundred thousand, three hundred and fifty five reais and thirty five centavos).

Based on Law No . 6 .404/76, amended by Laws No . 9 .457, of May 5, 1997, and 10 .303, of October 31, 2001, the Company’s by-laws, the Board of Directors has proposed to this Ordinary General Meeting, with favorable opinion from the Fiscal Board, that of the aforesaid net income, adjusted in accordance with Article 202 of Law No . 6 .404/76, the amount of R$ 11,727,663,761 .90 (eleven billion, seven hundred and twenty seven million, six hundred and sixty three thousand, seven hundred and sixty one reais and ninety centavos) shall be paid to stockholders as dividends, corresponding to 35 .50% of the basic income for dividend purposes and at R$ 1 .03 (one real and three centavos) per common and preferred share, considering the number of shares held on the date of share position used for this distribution .

These dividends also include the interest on own capital (JCP), in the amount of R$ 10,162,324,130 30. (ten billion, one hundred and sixty two million, three hundred and twenty four thousand, one hundred and thirty reais and thirty centavos), subject to income tax withholding at the rate of 15% (fifteen percent), except for exempt stockholders, equivalent to R$ 0 .91 (ninety one centavos) per common and preferred share, indistinctively, distributed as follows:

•  R$ 1,754,815,348.00 (one billion, seven hundred and fifty four million, eight hundred and fifteen thousand, three hundred and forty eight thousand reais), available at May 31, 2010, equivalent to R$ 0 .20 (twenty centavos) per share, related to the portion of interest on own capital, based on the share position of May 21, 2010, approved by the Board of Directors on May 14, 2010.

• R$ 1,754,815,348.00 (one billion, seven hundred and fifty four million, eight hundred and fifteen thousand, three hundred and fortyeightthousand reais), available atAugust

31, 2010, equivalent to R$ 0 .20 (twenty centavos) per share, related to the portion of interest on own capital, based on the share position of September 31, 2010, approved by the Board of Directors on July 16, 2010.

• R$ 1,826,229,570 .20 (one billion, eight hundred and twenty six million, two hundred and twenty nine thousand, five hundred and seventy reais and twenty centavos), available at 30 .11 .2010, equivalent to R$ 0 .14 (fourteen centavos) per share, related to the portion of interest on own capital, based on the share position of 01 .11 .2010, approved by the Board of Directors on 22/10/2010 .

• R$ 2,608,899,386 .00 (two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six reais), available at 30 .12 .2010, equivalent to R$ 0 .20 (twenty centavos) per share, related to the portion of interest on own capital, based on the share position of 21 .12 .2010, approved by the Board of Directors on 10/12/2010 .

• R$ 3,782,904,109.70 (three billion, seven hundred and eighty two million, nine hundred and four thousand, one hundred and nine reais and seventy), equivalent to R$ 0 .29 (twenty nine centavos) per share, related to R$ 0 .17 (seventeen centavos) per share of interest on own capital, to be available until April 30, 2011, based on the share position of March 21, 2011, and R$ 0 .12 (twelve centavos) per share of dividends, based on the share position of the date of this Ordinary General Meeting, payable within sixty days from this date, of which amounts shall be monetarily restated as form December 31, 2010 until the start date of the payment, based on the variation of the Selic rate .

Prepaid interest on own capital in 2010 shall be discounted from the proposed dividends of this year, monetarily restated by the Selic rate since the date of its payment until December 31, 2010 .

Accordingly, for the determination of the proposed dividends, the following aspects were taken into consideration:

a) Petrobras’ bylaws, under Article 5, paragraph 2 establishes priority in the receipt of dividends attributable to preferred share, equivalent to at least 5% (five percent), calculated on the portion of the capital stock represented by this type of share, or 3% (three percent) of the net equity value of the share, which is equivalent to, in 2010, R$ 0 .91 (ninety one centavos) and R$ 0 .87 (eighty seven centavos) per share, respectively, which, accordingly are lower than the dividend of R$ 1 .03 (one real and three centavos) per share proposed in the Meeting herein;

b) In corporate aspect, the dividend payable indistinctly for common and preferred shares is higher than the minimum established under Article 202 of Law No .

6 .404/76, representing 35,50% of the basic income for the purpose of distribution of dividends .

Additionally, in order to cope with the investments estimated for 2011, in conformity with the annual programming of investments elaborated by the Company, the Board of Directors proposes the maintenance of the stockholders’ equity in profit withholding reserve, in the amount of R$ 19,043,188,761 .27 (nineteen billion, forty three million, one hundred and eighty eight thousand, seven hundred and sixty one reais and twenty seven centavos) remaining from the income of the year, and the rest of the amount of R$ 1,237,524,911.74 (one million, two hundred and thirty seven million, five hundred and twenty four thousand, nine hundred and eleven reais and seventy four centavos) in retained earnings to absorb the adjustments provided from changes in accounting practices .

Accordingly, the Board of Directors proposes to stockholders of this Ordinary General Meeting, with favorable opinion from the Fiscal Board, that the net income of the year shall be distributed as follows: R$ 22,071,299,657 .25 (twenty two billion, seventy one million, two hundred and ninety nine thousand, six hundred and fifty seven reais and twenty five centavos) for accrual of reserves, of which R$ 19,043,188,761 .27 (nineteen billion, forty three million, one hundred and eighty eight thousand, seven hundred and sixty one reais and twenty seven centavos) for profit withholding reserve, R$ 1,751,824,416.54 (one billion, seven hundred and fifty one million, eight hundred and twenty four thousand, four hundred and sixteen reais and fifty four centavos) in legal reserve, R$ 1,026,785,515.74

(one billion, twenty six million, seven hundred and eighty five thousand, five hundred and fifteen reais and seventy four centavos) in statutory reserve and R$ 249,500,963.70 (two hundred and forty nine million, five hundred thousand, nine hundred and sixty three reais and seventy centavos) in tax incentive reserve, in addition to R$ 11,727,663,761 .90 (eleven billion, seven hundred and twenty seven million, six hundred and sixty three thousand, seven hundred and sixty one reais and ninety centavos), which shall be payable to stockholders ad dividends, and the remainder amount of R$ 1,237,524,911 .74 (one billion, two hundred and thirty seven million, five hundred and twenty four thousand, nine hundred and eleven reais and seventy four centavos) in retained earnings to absorb the adjustments provided from changes in accounting practices .

It also proposes the homologation of a portion of the dividends, as interest on own capital, at the ratio of R$ 0 .91 (ninety one centavos) per share, pursuant to Article 8 of the bylaws .

Rio de Janeiro, March 29, 2011.

José Sergio Gabrielli de Azevedo
CEO OF PETROBRAS

Appendix I

Distribution of net income –
CVM No . 481, of December 17, 2009

(Appendix 9-1-II)

1 – Inform the net income of the year
R - R$ 35,036,488,330 .89

2 – Inform the global amount and the value per share of the dividends, including prepaid dividends and interest on own capital already stated

Date	Number of shares			Total	Amount in Reais
of share				income
	Common	Preferred	Total		Common	Preferred	Total
21/05/2010	5 .073 .347 .344	3 .700 .729 .396	8 .774 .076 .740	0,20	1 .014 .669 .468,80	740 .145 .879,20	1 .754 .815 .348,00
30/07/2010	5 .073 .347 .344	3 .700 .729 .396	8 .774 .076 .740	0,20	1 .014 .669 .468,80	740 .145 .879,20	1 .754 .815 .348,00
01/11/2010	7 .442 .454 .142	5 .602 .042 .788	13 .044 .496 .930	0,14	1 .041 .943 .579,88	784 .285 .990,32	1 .826 .229 .570,20
21/12/2010	7 .442 .454 .142	5 .602 .042 .788	13 .044 .496 .930	0,20	1 .488 .490 .828,40	1 .120 .408 .557,60	2 .608 .899 .386,00
21/03/2011	7 .442 .454 .142	5 .602 .042 .788	13 .044 .496 .930	0,17	1 .265 .217 .204,14	952 .347 .273,96	2 .217 .564 .478,10
*	7 .442 .454 .142	5 .602 .042 .788	13 .044 .496 .930	0,12	893 .094 .497,04	672 .245 .134,56	1 .565 .339 .631,60
				1,03 **	6.718.085.047,06	5.009.578.714,84	11.727.663.761,90

* To be decided in the Ordinary General Meeting .
** Consider the number of shares on the date of share position used for distribution .

3 – Inform the percentage of the shared net income of the year

Amounts in R$
(a) Basic income for dividend calculation	33 .035 .162 .950,65
(b) Dividends and interest on own capital	11 .727 .663 .761,90

Percentage of basic income of the year (b) / (a)	35,50%

4 – Inform the global amount and the value per share of the dividends distributed based on the income of prior years
R – Not applicable

5 – Inform, less prepaid dividends and interest on own capital already stated:
a . The gross value of the dividends and interest on own capital, separately, per share of each type and class

Amounts in R$
Description	Type and class of shares
	ON	PN	TOTAL
Interest on its own capital	5,824,990,550 .02	4,337,333,580 .28	10,162,324,130 .30
Dividends	893,094,497 .04	672,245,134 .56	1,565,339,631 .60
Total proposed dividends	6,718,085,047.06	5,009,578,714.84	11,727,663,761.90
Interest on its own capital – prepaid	(4,559,773,345 .88)	(3,384,986,306 .32)	(7,944,759,652 .20)
Restatement of prepaid interest on own capital	(107,466,078 .55)	(80,135,898 .23)	(187,601,976 .78)
Balance of proposed dividends	2,050,845,622.63	1,544,456,510.29	3,595,302,132.92

b . The form and term of payment of the dividends and interest on own capital
R – The final portion of interest on own capital will be available until April 30, 2011 and the dividends will be paid on the date to be established in the Ordinary General Meeting of 2011 .

c . Any restatement and interest on dividends and interest on own capital
R – The portions of interest on own capital prepaid in 2010 will be discounted from the dividends proposed for this year, restated by the SELIC rate from the date of its payment until December 31, 2010 .

The dividends and the final portion of interest on own capital shall have their amounts monetarily restated from December 31, 2010 until the start date of payment, according to the variation of SELIC rate .

d. Date of the statement of payment of dividends and interest on own capital adopted to identify the stockholders who shall be entitled to receive them

Date of share position	Date of payment	Amount
21/05/2010	31/05/2010	1,754,815,348 .00
30/07/2010	31/08/2010	1,754,815,348 .00
01/11/2010	30/11/2010	1,826,229,570 .20
21/12/2010	30/12/2010	2,608,899,386 .00
21/03/2011		2,217,564,478 .10
*		1,565,339,631 .60
11,727,663,761.90
* To be decided in the Ordinary General Meeting .

6 – In case the statement of dividends or interest on own capital was computed based on income from semiannual balances or in shorter periods

a . Inform the amount of dividends or interest on own capital already stated

b . Inform the amount of dividends or interest on own capital already stated The Company only prepaid dividends of the year, as stated before .

7 – Provide a comparative table indicating the following values per shares for each type and class:

a . Net income of the year and of the three prior years

	Period
	2010	2009	2008	2007
Income per shares - ON	3 .55	3 .42	4 .16	5 .02
Income per share - PN	3 .55	3 .42	4 .16	5 .02

b. Dividend and interest on own capital distributed in the prior 3 (three) years

	Period
	2010	2009	2008	2007
Dividend and interest on own capital on ON share *	1 .03000	0 .95000	1 .13000	1 .50000
Dividends and interest on own capital on PN share *	1 .03000	0 .95000	1 .13000	1 .50000

* It takes into account the number of shares on the date of share position adopted in the distribution.

8 – In case of use of income for legal reserve

a . Identify the amount used for the legal reserve

b . Provide details on the form of calculation of the legal reserve Replies to items (a) and (b)

1 - Calculation of legal reserve	Value in R$

Net income of the year	35,036,488,330 .89

Percentage	5%
Legal reserve in 2010	1,751,824,416.54

9 – In case the Company holds preferred shares with rights to receive fixed or minimum dividends
a. Describe the forms of calculation of the fixed or minimum dividends Shareholders shall be entitled, in each year, to receive dividends and/or interest on own capital equivalent to at least 25% (twenty five percent) of the adjusted net income, pursuant to the Corporate Law, shared among the shares into which the Company’s capital stock is divided .

Petrobras’ bylaws, under Article 5, paragraph 2 establishes the priority in the receipt of the dividend attributable to the preferred share, of at least 5% (five percent) calculated on a portion of the capital stock represented by this type of share, or 3% (three percent) of the net equity value of the share .

b. Inform whether the income of the year is sufficient to pay 100% of the fixed or minimum dividends
R – The dividends proposed for year 2010, which is being sent to Petrobras management for stockholders’ approval in the Ordinary General Meeting of 2011, in the amount of R$ 11,727,663,761 .90, meets the rights established in the bylaws for preferred shares (Article 5 of the by-laws), distributed indistinctly between common and preferred shares and correspond to 35 .50% on basic income of the year adjusted for this purpose .

c . Identify if any unpaid amount is cumulative
R – Not applicable

d. Identify the global value of fixed or minimum dividends payable for each class of preferred shares
R- R$ 5,009,578,714 .88

e. Identify fixed or minimum dividends payable for each class of preferred share
R – R$ 0 .91 per share

10 – In relation to mandatory dividends

a . Describe the form of calculation established in the by-laws
R - Shareholders shall be entitled to receive, in each year dividends and/or interest on own capital equivalent to at least 25% (twenty five percent) of the net income, adjusted, pursuant to the Corporate law, share among the shares in which the Company’s capital stock is divided .

b . Inform whether it will be fully paid
R – Yes; Proposed dividends correspond to 35 .50% of the basic income .

c . Inform any withheld amount
R – Not applicable

11 – In case any mandatory dividends are withheld due to the financial situation of the company
R – Not applicable

12 – In case any income will be used for contingency reserve
R – Not applicable

13 – In case any income will be used for reserve of realizable income
R – Not applicable

14 – In case any income will be used for statutory reserves
a . Describe the statutory clauses that establish the reserve
According to Article 55 of the bylaws, Petrobras shall use, from the net income computed in its annual balance sheet, an amount equivalent to 0.5% (five percent) on the capital stock fully paid-in, for a special reserve to fund technological research and development programs of the Company.

b . Identify the amount to be used for the reserve
R - R$ 1,026,785,515 .74

c . Describe how the amount was calculated

1 - Calculation of the statutory reserve	Value in R$

Capital Stock	205,357,103,148 .30

Percentage	0 .5%
Amount used in 2010	1,026,785,515.74

15 – In case any income is withheld as established in capital budget

a . Identify the withheld amount
R – R$ 19,043,188,761 .27 (remainder of the income of the year) .

b . Provide a copy of the capital budget

16 – In case of use of income for tax incentive reserve

a . Inform the amount used for the reserve R – R$ 249,500,963 .70

b . Explain the nature of the use
R – Income tax incentives (SUDENE and SUDAM), based on exploration profits.
Combined with the realization of a portion of the deposits for reinvestment with its own funds .

Ordinary General Meeting
Presentation to Shareholders

ITEM IV

4 . Election of Members to the Board of Directors

Dear Shareholders,

The election of members to the board of directors, according to what has been established in the Company’s Bylaws, will be approved in the course of the Ordinary General Meeting .

The controlling shareholder nominates the following names to compose the Board of Directors: Guido Mantega, José Sergio Gabrielli de Azevedo, Francisco Roberto de Albuquerque, Luciano Galvão Coutinho, Sergio Franklin Quintella and Márcio Pereira Zimmermann .

Following you will find Appendix I with the information regarding those nominated as members of the board of directors, according to items 12.6 through 12.10 of the “Formulário de Referência” (Art . 10 of CVM Instruction 481) .

Rio de Janeiro, March 29th, 2011

José Sergio Gabrielli de Azevedo
CEO OF PETROBRAS

APPENDIX I

Information concerning the members
nominated to the Board of Directors

Candidates nominated by the controlling shareholder
Name	Age	Administrative Body
CPF	Occupation	Elective office to be held
GUIDO MANTEGA	62	Member of the Board of Directors only
676 .840 .768-68	Economist	President of the Board of Directors
LUCIANO GALVAO COUTINHO	64	Member of the Board of Directors only
636 .831 .808-20	Economist	Board of Directors (Permanent)
FRANCISCO ROBERTO DE ALBUQUERQUE	74	Member of the Board of Directors only
351 .786 .808-63	Serviceman	Board of Directors (Permanent)
MARCIO PEREIRA ZIMMERMANN	55	Member of the Board of Directors only
262 .465 .030-04	Engineer	Board of Directors (Permanent)
SERGIO FRANKLIN QUINTELLA	76	Member of the Board of Directors only
003 .212 .497-04	Engineer	Board of Directors (Permanent)
JOSE SERGIO GABRIELLI DE AZEVEDO	61	Member of the Executive Board and
042 .750 .395-72	Economist	Board of Directors
		Board of Directors (Permanent)

Guido Mantega - 676 .840 .768-68 Mr. Mantega is an economics graduate from the Economics and Administration College of the University of São Paulo, he had been an economics professor at the School of Business Administration of the Getúlio Vargas Foundation - FGV since 1981 .

He did his doctorate in Sociology of Development at the Philosophy, Sciences and Literature College at the University of São Paulo, with specialization at the Institute of Development Studies (IDS) of Sussex University, England in 1977 .

He was an Economics Professor during his master’s and doctorate at the Pontifical Catholic University of São Paulo - PUC-SP from 1984 to 1987 . He was Budget Director and Cabinet Chief of the Municipal Development Secretariat of São Paulo, from 1982 to 1992 .

He published dozens of articles in such magazines as Revista de Economia Política, Estudos CEBRAP and Teoria em Debate .

Books published: “Acumulação Monopolista e Crises no Brasil”, Editora Paz e Terra, 1981; “A Economia Política Brasileira”, Vozes, 1984; “Custo Brasil - Mito ou Realidade”, Vozes, 1997; “Conversas com Economistas Brasileiros II”, Editora 34, 1999, among others .

He was minister of Planning, Budget and Management until November 18th, 2004, at which time he was appointed to hold the office of president of the National Development Bank – BNDES. On March 28th, 2006, he assumed the office of Finance minister.
He did not hold or holds administrative offices in publicly held companies.

Francisco Roberto de Albuquerque - 351 786. 808. -63 Mr . Albuquerque attended the Officer Training School, in 1969, and completed the Command and Army General Staff School in 1977 . He commanded the 2nd Self-propelled Campaign Artillery Group, headquartered in (Itu) . He is an Economic Sciences graduate.

He held the office of assistant secretary ofArmy general Leônidas Pires Gonçalves.At the then cabinet of the minister of the Army, he held the offices of chief of the Third Advisory Council and deputy cabinet chief .

He was Chief of the Brazilian Army Commission and adjunct of the military attaché, in Washington (USA); chief of cabinet of the Army General Staff; commander of the 11th Armored Infantry Brigade; coordinator of the Mission of Military Observers in the Peace Process of the Ecuador/Peru conflict; deputy chief of the Army General Staff; general secretary of the Army; chief of the General Department of Services and Secretary of Information Technology.

He was promoted to his current post on March 31st, 2000 . Before being appointed commander of the Army, he was military commander of the Southeast, in the capital of São Paulo .

He was decorated, among others, with the Order of Military Merit, Order of Naval Merit, Order of Air Force Merit, Order of Merit of the Armed Forces, Order of Merit of the Military Judiciary, Order of Rio Branco, Military Gold Medal with PlatinumThreader, Pacifist Medal, Tamandaré Merit Medal, Santos Dumont Merit Medal and the Amazon Service Medal.

He also received the following foreign decorations: Star of the Armed Forces Medal of Ecuador; Joint Meritorious Unit Award and Meritorious Service Award, both from the United States of America; and the Peruvian Cross for Military Merit .

He did not hold or holds administrative offices in publicly held companies.

Luciano Galvao Coutinho - 636 .831 .808-20 Mr. Coutinho is a Doctor of Economics from Cornell University (USA) and a visiting professor of the University of Campinas (Unicamp) . His academic studies have always covered themes such as industrial politics and the real side of the economy.

He is a specialist in industrial and international economics, he wrote and organized many books in addition to having produced an extensive number of books, published in Brazil and abroad. In 1994, he coordinated the Brazilian Industry Competitiveness Study, work of almost one hundred specialists who mapped out in an unprecedented depth the Brazilian industrial sector.

From 1985 to 1988, he was executive secretary of the Ministry of Sciences and Technology, taking part of the Ministry’s structuring and conception of politics directed at highly complex areas, such as biotechnology, computing, fine chemistry, precision mechanics and new materials .

Born in Pernambuco, Mr. Coutinho has a bachelor’s degree in Economics from the University of São Paulo and, during the program, he received the Gastão Vidigal award for being the best Economics student of São Paulo . He has a master’s degree in Economics from the Economic Research Institute of USP and was a visiting professor at the Universities of São Paulo, Paris XIII, Texas and the Instituto Ortega y Gasset, in addition to being a full professor at Unicamp . Before holding the Presidency of BNDES he was a partner at LCA Consultores, working as a consultant specialist in competition law, international trade and economic expert opinions .

He has been a Member of the Board of Directors of Vale since July of 2007 and Member of Companhia Vale do Rio Doce Strategic Committee from March 2005 to March 2006 .

Marcio Pereira Zimmermann - 262 .465 .030-04 Mr. Zimmermann is Executive Secretary of the Ministry of Mines and Energy, where he has already held the office of Minister.

He has a Master’s in Electrical Engineering from the Pontifical Catholic University of Rio de Janeiro, he has been an Eletrosul engineer since August of 1980, where he held various technical offices, as well as middle to senior management offices, including, at Itaipu Binacional, from 1982 to 1985 .

He was a student of the Executive Development Program for Senior Management of the Electric Sector – PRODESEL, at the Economics and Administration College of the University of São Paulo - USP.

Since 2008, he presides the Board of Directors of Centrais Elétricas Brasileiras S/A – Eletrobrás .

He has been a permanent member of the National Energy Policy Council (CNPE), since 2009.

Sergio Franklin Quintella - 003 .212 .497-04 Mr . Quintella is an Engineering graduate from the Catholic University of Rio de Janeiro / an Economics graduate from the Economics College of Rio de Janeiro / an Engineering Economics graduate from the National Engineering School .

In Italy, he did a Master’s in Business Administration (IPSOA) / (USA) MBA lato sensu in Business Administration (Advanced Management Program) (Harvard Business School) / (USA) Business Administration – Extension Course in Public Finance (Pennsylvania State University - Philadelphia) .

He has performed business activities such as Vice CEO of Montreal Engenharia from 1965 to 1991, he was a Member of the Board of Directors of Sulzer from 1976 to 1979, Member of the Board of Directors of CAEMI from 1979 to 1983, President of Internacional de Engenharia from 1979 to 1990, Member of the Board of Directors of Refrescos do Brasil S.A from 1980 to 1985, President of Companhia do Jarí from 1982 to 1983, and has been a Member of the Technical Council of the National Commerce Confederation since 1990 .

He performs academic activities such as Member of the Managing Committee of the National Institute for Higher Studies - INAE from 1991 to 2010; He has been a Member of the Development Committee of the Pontifical Catholic University of Rio de Janeiro - PUC Rio since 1978, and has been a Member of the Development Committee of Estácio de Sá University since 2002 and has been Vice President of the Getúlio Vargas Foundation since 2005 .

He has performed Public Activities such as Member of the Board of Directors of BNDES National Development Bank from 1975 to 1980, he was president of the ABNT Brazilian Association of Technical Standards from 1975 to 1977, he was a Member of the National Monetary Council from 1985 to 1990, and was President of Audit Court of the State of Rio de Janeiro from 1993 to 2005

Jose Sergio Gabrielli De Azevedo - 042 750. 395. -72 Mr . Gabrielli is originally from Salvador (BA) . He is an Economics graduate from the Federal University of Bahia, with a master’s on fiscal incentives and regional development.

He is a Doctor of Economics from Boston University, with dissertation on State Company Financing during the period of 1975 to 1979 .

He was provost of Research and Graduate Studies, director of the Economic Sciences College and coordinator of the Master’s in Economics of the Federal University of Bahia; superintendent of the Research and Extension Support Foundation (Fapex); visiting researcher of the London School of Economics and Political Science 2000-2001 . He is the author of various articles and books on productive restructuring, labor market, macroeconomics and regional development .

He held the office of Chief Financial and Investor Relations Officer of the Company from January 31st, 2003 to July 22nd, 2005, when he was elected member of the Board of Directors and President of PETROBRAS .

The names indicated above:

• Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

• They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12 .9 of the “Formulário de Referência” .

• They possess the following relation of subordination with the Company’s related parties .

Fiscal Year 12/31/2010
Identification	CPF/CNPJ	Type of relation of	Type of
Office/Position		Administrator with related party	related person
Issuer’s Administrator
Luciano Galvao Coutinho	636 .831 .808-20	Subordination	Creditor
Board Member
Related Party
BNDES	33 .657 .248/0001-89
President
Note

Ordinary General Meeting
Presentation to Shareholders

ITEM V

5 . Election of the Chairman of the Board of Directors

Dear Shareholders,

The election of the Chairman of the Board of Directors, according to what has been established in the Company’s Bylaws, will be approved in the course of the Ordinary General Meeting .

The controlling shareholder nominates Mr. Guido Mantega as Chairman of the Board of Directors .

Rio de Janeiro, March 29th, 2011

José Sergio Gabrielli de Azevedo
CEO OF PETROBRAS

Ordinary General Meeting
Presentation to Shareholders

ITEM VI

6 . Election of Members to the Fiscal Board
and their Respective Substitutes

Dear Shareholders,

The election of members to the fiscal board and their respective substitutes, according to what has been established in the Company’s Bylaws, will approved in the course of the Ordinary General Meeting .

The controlling shareholder nominates the following names to compose the Fiscal Board and respective substitutes: Marcus Pereira Aucélio (substitute: Paulo Fontoura Valle); Túlio Luiz Zamin (substitute: Ricardo de Paula Monteiro); César Acosta Rech (substitute: Edison Freitas de Oliveira) .

Following you will find Appendix I with the information regarding those nominated to compose the Fiscal Board, according to items 12 .6 through 12 .10 of the “Formulário de Referência” (Art . 10 of CVM Instruction 481) .

Rio de Janeiro, March 29th, 2011

José Sergio Gabrielli de Azevedo
CEO OF PETROBRAS

APPENDIX I

Information concerning the members
nominated to the Fiscal Board

Candidates nominated by the controlling shareholder
Name	Age	Administrative Body
CPF	Occupation	Elective office to hold
CESAR ACOSTA RECH	43	Fiscal Board
579 .471 .710-68	Economist	Fiscal Board (Permanent)
ÉDSON FREITAS DE OLIVEIRA	73	Fiscal Board
003 .143 .238-72	Administrator	Fiscal Board (Substitute)
MARCUS PEREIRA AUCÉLIO	44	Fiscal Board
393 .486 .601-87	Engineer	Fiscal Board (Permanent)
PAULO FONTOURA VALLE	47	Fiscal Board
311 .652 .571-49	Financial Analyst	Fiscal Board (Substitute)
TÚLIO LUIZ ZAMIN	53	Fiscal Board
232 .667 .590-87	Accountant	Fiscal Board (Permanent)
RICARDO DE PAULA MONTEIRO	66	Fiscal Board
117 .579 .576-34	Systems Analyst	Fiscal Board (Substitute)

Marcus Pereira Aucélio - 393 .486 .601-87 graduated from the University of Brasília as a Forest Engineer and has graduate courses in finance from IBMEC of Brasília and in Public Sector Economics from FGV/SP.

Mr. Aucélio works at the National Treasury Secretariat – STN -, in the General Coordination of Funds and Fiscal Operations Management – COFIS, since June of 2002 he has held the office of General Coordinator. He also worked at CODIP (General Coordination of Public Debt Administration), from 1994 to 2002 . Moreover, he worked in the Fiscal Board of the Bank of the State of São Paulo – BANESPA from April/1998 to Nov/2000 and in the Fiscal Board of the Bank of Brazil from May/2000 to April /2005 . He is a member of the Guarantee Fund for Length of Service (FGTS) Curator Committee, Salary Variations Compensation Fund (FCVS) Curator Committee and Managing Committee of the Merchant Marine Fund – CDFMM .

Paulo Fontoura Valle - 311 .652 .571-49 MBA in Finance from IBMEC, with Specialization in Economics from George Washington University – USA, he works as Deputy Secretary of Public Debt of the National Treasury Secretariat – STN .

He was a Financial Analyst of Banco do Brasil S/A, Manager of the Public Debt Renegotiation Areas and Special Public Debt Operations and General Manager of Public Debt Operations at the STN;

Túlio Luiz Zamin - 232.667.590-87 Graduated from the Pontifical Catholic University of Rio Grande do Sul in 1982 in Accounting Sciences . From 2000 to 2003, he was president of the Bank of the State of Rio Grande do Sul S.A. He was deputy finance secretary of the state of Rio Grande do Sul, accumulating the office of general director in this Secretariat, from 1999 to 2000.At Companhia Carris Porto-Alegrense, he held the office of CEO, from 1995 to 1998 . From 1992 to 1994, he was Finance secretary of the municipality of Porto Alegre . From 1990 to 1992, he held the position of advisor in the Planning Secretariat of the municipality of Porto Alegre. In 1986, he was appointed fiscal agent of the Treasury of the state of Rio Grande do Sul . At Farol S .A . – Indústria Gaúcha de Farelos e Óleos –, he held the office of internal auditor, from 1977 to 1986. He has been CEO of Empresa Pública de Transporte e Circulação (EPTC) of the City Hall of Porto Alegre since 2003 . He participated, as a substitute member, of the Board of Directors of Banco Regional de Desenvolvimento do Extremo Sul, from 1999 to 2003 . He was a member of the Board of Directors of Detran from 1999 to 2000 . He participated as vice-president of the Board of Directors from 2000 to 2003, full member of the Fiscal Board in 1999 and a substitute from 1988 to 1991 of Banrisul S .A . He was a member of the Fiscal Board of the Stock Exchange of the state of Rio Grande do Sul, from 1987 to 1989 . He has been a member of the Fiscal Board of Petrobras since March 27th, 2003 .

Cesar Acosta Rech - 579 471. 710. -68 He is currently Manager of Institutional Affairs of the Brazilian Trade and Investment Promotion Agency, Apex-Brasil . From 1998 to 2002, he held the office of Director of the National Association of Entities Promoters of Advanced Technological Endeavors – ANPROTEC, organization that brings together the technological parks and incubators of Brazilian companies .

He was Administrative and Finance Director of the Small and Micro Companies Support Service – SEBRAE – in the 2005/2006 biennium and Director of the Micro, Small and Medium Companies Department of the Ministry of Development, Industry and Foreign Trade, from 2003 to 2004 .

From 1993 to 2002, he held managerial, supervisory and executive offices in the municipal and state sphere in Rio Grande do Sul, among them manager of the Incubadora Empresarial Tecnológica of Porto Alegre – from 1993 to 1996 .

He also worked as Director in various collective bodies, among them the Administrative Board of FINAME/BNDES, and deliberative committees of the BrazilianAgency of Industrial Development – ABDI and SEBRAE, all of national character. In the state level, he worked as Director of the CRP - Companhia Riograndense de Participações, SEBRAE/RS and SOFTSUL – Sociedade Sulriograndense de Software, among others . He is currently a member of the Fiscal Board of BNDES .

Ricardo de Paula Monteiro - 117 .579 .576-34 Economist, with a Master’s in Systems Analysis and Applications and a Graduate from the Space Research Institute – INPE, he works as a Special Advisor to the Minister of Mines and Energy. He was an Assistant Researcher of the Space Research Institute – INPE, Technical in Scientific Development of the National Council of Scientific and Technological Development - CNPq and an Economist of Centrais Elétricas do Norte do Brasil – Eletronorte.

Édson Freitas de Oliveira - 003 143. 238. -72 Administrator, with a Course in Higher Political and Strategy Studies from the War College, he works as a Special Internal Control Advisor of the Ministry of Mines and Energy. He was Secretary of the Executive Board of Cia Força e Luz Cataguases – Leopoldina, Cabinet Secretary of the São Paulo Central Management of the Bank of Brazil and Deputy Chief of the Cabinet of the President of the Central Bank of Brazil;

The names indicated above:

• Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative spahere, which has suspended or invalidated the exercise of professional or commercial activity.

• They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12 .9 of the “Formulário de Referência” .

Ordinary General Meeting
Presentation to Shareholders

ITEM VII

7 . Establishment of the Compensation of Management and Effective Members of the Fiscal Board as well as their Participation in the Profits Pursuant to Articles 41 and 56 Of The Company’s Bylaws .

Dear Shareholders,

Petrobras is making available a forecast of the compensation of management and effective members of the Fiscal Board for the current fiscal year.

The establishing of the compensation of management and effective members of the Fiscal Board, as well as their participation in the profits, in the form of articles 41 and 56 of the Company’s Bylaws will be approved at an Ordinary General Meeting .

Following you will find Appendix I with the information regarding the compensation of management and effective members of the Fiscal Board in the last fiscal years and the forecast mentioned above for the current fiscal year, according o item 13 of the “Formulario de Referencia” (Art .12 of CVM Instruction 481) .

Rio de Janeiro, March 29th, 2011

José Sergio Gabrielli de Azevedo
CEO OF PETROBRAS

Appendix I

Information on item 13 of the “Formulário de Referência”,
complying with section 12 of the Brazilian Securities
and Exchange Commission (“CVM”) Instruction No . 481/09

13. Directors’ Wages

13.1. To describe the wages’ policy or practice regarding the Board of Directors, the Statutory and non-Statutory Board, the Fiscal board, the statues committees and the committees as follows: audit, risk, financial and wages.

I - EXECUTIVE OFFICERS:

a . Goals for Wages’ practice or policy
Executive Officers fixed wages is composed of monthly wages yearly defined by the Ordinary General Meeting, following the provisions set forth in Section 152 of the LSA . The wages’ goals and practices aim to recognize the Company’s Directors and to pay them, considering their responsibility, the time they dedicate to their job, their competence and the job’s reputation, as well as the market practices regarding companies with dimensions similar to Petrobras .

b . Wages’ details mentioning, as follows:
i . Description of wages’ items and their goals

• Fees: fixed monthly payment for Directors, which is made accordingly to the services provided .

• Directandindirectbenefits: aiming at the Directors’ quality of life, including: home, health care, and Social Security.

• Profit and Results’ Sharing (PLR) and Performance Bonus: payment for the effort on contributing to the results reached and for the motivational spirit in complying with the strategic goals.

ii . What’s the proportion of each item in total wages?

2010 Fiscal Year
Wages or Pro-labore (w/Christmas Bonus and Holidays)	76%
Direct and indirect benefits	1%
PLR	15%
Performance Bonus	8%

iii . Calculation and readjustment method for each of the wages’ items

• Wages or Pro-labore (w/Christmas Bonus and Holidays) and Performance Bonus: There is no single method for calculation or readjustments as factors like negotiation with regulating bodies, applicable laws, market practices and the amounts established by AGO are taken into account .

• PLR: For PLR calculation, performance indicators - negotiated with the Department for Public Companies’ Coordination and Governance (DEST) - applicable laws, market practices, and the amounts established by AGO are taken into account. During 2009 and 2010 fiscal years payments of 2.54 and 2.56 were made to the Chairman and Directors, respectively. Such amounts were established by a Board of Directors’ decision .

iv . Reasons justifying wages’ items

Petrobras’ Board of Directors wages’ items are defined taking into account the economic-financial results of the Company, aiming at promoting the Company’s Directors recognition . They also try to align the wages with the wages’ market practices regarding companies with dimensions similar to Petrobras .

c . Main performance indicators taken into account when determining each wages’ item

• Fees: fixed wages: No linked indicator.

• Direct and indirect benefits: No linked indicator.

• Profit and Results’ Sharing (PLR): depends on performance indicators negotiated with the Department for Public Companies’ Coordination and Governance (DEST), such as: National Oil Processing - Brazil, Oil and Natural Gas Production - Brazil and Unit Cost for drilling without government interest .

d . What’s the structure of the wages in order for it to show the performance indicators’ evolution
The wages’ structure is made so that the Profit and Results’ Sharing is conditioned in order to respond to the performance indicators negotiated with the Department for Public Companies’ Coordination and Governance (DEST), such as: National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and Unit Cost for drilling without government interest .

e . How does the wages’ practice or policy align with the short, medium and long-term interests of the issuer?
Petrobras Board of Directors’ wages are established according to the economic-financial results of the Company, aiming at promoting the Company’s Directors recognition . They also try to align the wages with the short, medium and long-term interests of Petrobras, followed by the pursuance of the Board’s goals and by indicators, such as National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and Unit Cost for drilling without government interest .

f . Wages paid, directly or indirectly, by subsidiaries, controlled or controlling companies
Not applied .

g. Yields or benefits arising out of any company event, such as disposal of company control of the issuer
Not applied .

II – BOARD OF DIRECTORS:

a . Goals for Wages’ practice or policy
The Board of Directors fixed wages is composed of monthly wages yearly defined by the Ordinary General Meeting, following the provisions set forth in Section 152 of the LSA . The wages’ goals and practices aim to recognize the Counselors and to pay them, considering their responsibility, the time they dedicate to their job position, their competence and the job’s reputation, as well as the market practices regarding companies with dimensions similar to Petrobras .

b . Wages’ details mentioning, as follows:
i . Description of wages’ items and their goals

• Fees: fixed monthly payment for Counselors, which is made accordingly to the services provided .

• Direct and indirect benefits: aiming at the Counselors’ quality of life, including health care .

ii . What’s the proportion of each item in total wages?

2010 Fiscal Year
Wages or Pro-labore (w/Christmas Bonus)	97%
Direct and indirect benefits	3%

iii . Calculation and readjustment method for each of the wages’ items

The amount corresponds to 10% (ten per cent) of the average monthly wages paid to the Executive Directors and approved by AGO, following the provisions set forth in Sections 152 and 145 of the Brazilian Laws, as follows: 6 .404/76 and 9 .292, of the 12th July 1996.

iv . Reasons justifying wages’ items
The wages’ amount/ceiling for Board of Directors members is defined by AGO.

c . Main performance indicators taken into account when determining each wages’ item
Not applied: Fixed wages with no linked indicator

d . What’s the structure of the wages in order for it to show the performance indicators’ evolution
Not applied .

e . How does the wages’ practice or policy align with the short, medium and long-term interests of the issuer?
Petrobras Board of Directors’ wages are established according to the economic-financial results of the Company, aiming at promoting the Company’s Directors recognition . They also try to align the wages with the short, medium and long-term interests of Petrobras followed by the pursuance of the Board’s goals and by indicators, such as National Oil Processing - Brazil, Oil and Natural Gas Production - Brazil and Unit Cost for drilling without government interest .

f . Wages paid, directly or indirectly, by subsidiaries, controlled or controlling companies
Not applied .

g. Yields or benefits arising out of any company event, such as disposal company control of the issuer
Not applied .

III – FISCAL BOARD:

a . Goals of Wages’ practice or policy
The Fiscal Board fixed wages is composed of monthly wages yearly defined by the Ordinary General Meeting, following the provisions set forth in Section 152 of the LSA . The wages’ goals and practices aim to recognize the Company’s Counselors and to pay them, considering their responsibility, the time they dedicate to their job position, their competence and the job’s reputation, as well as the market practices regarding companies with dimensions similar to Petrobras .

b . Wages’ details mentioning, as follows:
i . Description of wages’ items and their goals

• Fees: fixed monthly payment for Directors, which is made accordingly to the services provided .

ii . What’s the proportion of each item in total wages?

2010 Fiscal Year
Wages or Pro-labore (w/ Christmas Bonus)	100%

iii . Calculation and readjustment method for each of the wages’ items
The amount corresponds to 10% (ten per cent) of the average monthly wages paid to the Executive Directors and approved by AGO, following the provisions set forth in Sections 152 and 145 of the Brazilian Laws, as follows: 6 .404/76 and 9.292, of the 12th July 1996.

iv . Reasons justifying wages’ items
The wages’ amount/ceiling for the Board of Directors members is defined by AGO.

c . Main performance indicators taken into account when determining each wages’ item
Not applied: Fixed wages with no linked indicator.

d . What’s the structure of the wages in order for it to show the performance indicators’ evolution?
Not applied .

e . How does the wages’ practice or policy align with the short, medium and long-term interests of the issuer?
Petrobras Counselors’ wages are paid according to the services provided and are compatible with the market’s wages, aligning them with the short, medium and long-term interests of Petrobras .

f . Wages paid, directly or indirectly, by subsidiaries, controlled or controlling companies
Not applied .

g. Yields or benefits arising out of any company event, such as disposal company control of the issuer
Not applied .

IV – AUDIT COMMITTEE, ENVIRONMENT COMMITTEE
AND COMMITTEE FOR PAYMENTS AND SUCCESSION:

In Petrobras there are 3 (three) Committees attached to the Board of Directors, as follows: Audit Committee, Environment Committee and Committee for Payments and Succession. Each one of them has 3 (three) Board of Director’s representatives who, upon appointment, cumulate this job with the Board of Director’s one, not getting extra wages for it.

13.2. Total wages’of the Board of Directors, of the Statutory Board and of the Fiscal Board

Total wages foreseen for current social year 12/31/2011 – yearly amounts
	Executive	Board of	Fiscal	Total
	Officers	Directors	Board
No . of members *	7	8 .58	5	20 .58
Yearly Fixed Wages
Wages or pro-labore (w/ Christmas Bonus and Holidays) **	R$ 6,575,577.76	R$ 743,712.81	R$ 433,554.55	R$ 7,752,845.12
Direct and indirect Benefits	R$ 541,085 .01	R$ 18,762 .35	0 .00	R$ 559,847 .36
Participation in committees	0 .00	0 .00	0 .00	0 .00
Others	0 .00	0 .00	0 .00	0 .00
Variable Wages
Performance Bonus	R$ 1,400,714 .79	0 .00	0 .00	R$ 1,400,714 .79
Participation in results	R$ 1,400,714 .79	0 .00	0 .00	R$ 1,400,714 .79
Participation in meetings	0 .00	0 .00	0 .00	0 .00
Commissions	0 .00	0 .00	0 .00	0 .00
Others	0 .00	0 .00	0 .00	0 .00
Post-employment	0 .00	0 .00	0 .00	0 .00
Job position termination	0 .00	0 .00	0 .00	0 .00
Based in shares	0 .00	0 .00	0 .00	0 .00
Total Wages	R$ 9,918,092.35	R$ 762,475.15	R$ 433,554.55	R$ 11,114,122.06

* The Chairman is also a member of the Board of Directors. However, such position is not paid. In accordance with the Brazilian law No. 12.353, from the 28th December 2010, Petrobras is leading a procedure to change its Articles of Association which will involve a change in the Board of Director’s members, from 9 to 10. The number of members corresponds to the yearly average of each body members’ number and it is calculated monthly.
* * The members of both the Board of Directors and of the Fiscal Board do not get paid holidays .
P.s .: The amounts established from February onwards are a projection . The total wages foreseen does not correspond to the proposal offered by the controlling shareholder.

Total wages for closed social year 12/31/2010 - yearly amounts
	Executive	Board of	Fiscal Board	Total
	Officers	Directors
No . of members *	7	8	5	20
Yearly Fixed Wages
Wages or pro-labore (w/Christmas Bonus and Holidays) **	R$ 6,147,965 .63	R$ 670,194 .17	R$ 419,376 .85	R$ 7,237,536 .65
Direct and indirect Benefits	R$ 92,776 .95	R$ 17,700 .33	0,00	R$ 110,477 .28
Participation in committees	0 .00	0 .00	0 .00	0 .00
Others	0 .00	0 .00	0 .00	0 .00
Variable Wages
Performance Bonus	R$ 600,000 .00	0 .00	0 .00	R$ 600,000 .00
Participation in results	R$ 1,202,227 .92	0 .00	0 .00	R$ 1,202,227 .92
Participation in meetings	0 .00	0 .00	0 .00	0 .00
Commissions	0 .00	0 .00	0 .00	0 .00
Others	0 .00	0 .00	0 .00	0 .00
Post-employment	0 .00	0 .00	0 .00	0 .00
Job position termination	0 .00	0 .00	0 .00	0 .00
Based in shares	0 .00	0 .00	0 .00	0 .00
Total Wages	R$ 8,042,970.50	R$ 687,894.50	R$ 419,376.85	R$ 9,150,241.85

* The Chairman is also a member of the Board of Directors . However, such position is not paid .
The number of members corresponds to the yearly average of each body members’ number and is calculated monthly.
* * The members of both the Board of Directors and of the Fiscal Board do not get paid holidays .

Total wages for closed social year 12/31/2009 - yearly amounts
	Executive	Board of	Fiscal Board	Total
	Officers	Directors
No . of members *	7	7 .75	5	19 .75
Yearly Fixed Wages
Wages or pro-labore (w/ Christmas Bonus and Holidays) **	R$ 5,341,493 .29	R$ 575,446 .86	R$ 372,117 .85	R$ 6,289,058 .00
Direct and indirect Benefits	R$ 149,694 .84	R$ 14,750 .54	0 .00	R$ 164,445 .38
Participation in committees	0 .00	0 .00	0 .00	0 .00
Others	0 .00	0 .00	0 .00	0 .00
Variable Wages
Performance Bonus	0 .00	0 .00	0 .00	0 .00
Participation in results	R$ 1,017,886 .28	0 .00	0 .00	R$ 1,017,886 .28
Participation in meetings	0 .00	0 .00	0 .00	0 .00
Commissions	0 .00	0 .00	0 .00	0 .00
Others	0 .00	0 .00	0 .00	0 .00
Post-employment	0 .00	0 .00	0 .00	0 .00
Job position termination	0 .00	0 .00	0 .00	0 .00
Based in shares	0 .00	0 .00	0 .00	0 .00
Total Wages	R$ 6,509,074.41	R$ 590,197.40	R$ 372,117.85	R$ 7,471,389.66

* The Chairman is also a member of the Board of Directors . However, such position is not paid .
The number of members corresponds to the yearly average of each body members’ number and it is calculated monthly.
* * The members of both the Board of Directors and of the Fiscal Board do not get paid holidays .

13.3. Regarding wages varying in the last 3 social years and the ones foreseen for the current social year, for the Board of Directors, Statutory Board and Fiscal Board, table, as follows:

Varying Wages foreseen for current Social year 12/31/2011
Body	Executive	Board of	Fiscal Board	Total
	Officers	Directors
No . of Members	7	8 .58	5	20 .58
Bonus
Minimum amount foreseen in wages’ planning	0 .00	0 .00	0 .00	0 .00
Maximum amount foreseen in wages’ planning	R$ 1,400,714 .79	0 .00	0 .00	R$ 1,400,714 .79
Amount foreseen in wages’ planning in case the goals are met	0 .00	0 .00	0 .00	0 .00
Effectively recognized amount	R$ 1,400,714 .79	0 .00	0 .00	R$ 1,400,714 .79
Participation in Results
Minimum amount foreseen in wages’ planning	0 .00	0 .00	0 .00	0 .00
Maximum amount foreseen in wages’ planning	R$ 1,400,714 .79	0 .00	0 .00	R$ 1,400,714 .79
Amount foreseen in wages’ planning in case the goals are met	0 .00	0 .00	0 .00	0 .00
Effectively recognized amount	R$ 1,400,714.79	0.00	0.00	R$ 1,400,714.79

P.s .: The amounts established from February onwards are a projection . The total wages foreseen does not correspond to the proposal offered by the controlling shareholder.

Varying Wages - Social Year Closed on: 12/31/2010
Body	Executive	Board of	Fiscal Board	Total
	Officers	Directors
No . of Members	7	8	5	20
Bonus
Minimum amount foreseen in wages’ planning	0 .00	0 .00	0 .00	0 .00
Maximum amount foreseen in wages’ planning	R$ 1,400,714 .77	0 .00	0 .00	R$ 1,400,714 .77
Amount foreseen in wages’ planning in case the goals are met	0 .00	0 .00	0 .00	0 .00
Effectively recognized amount	R$ 600,000 .00	0 .00	0 .00	R$ 600,000 .00
Participation in Results
Minimum amount foreseen in wages’ planning	0 .00	0 .00	0 .00	0 .00
Maximum amount foreseen in wages’ planning	R$ 1,867,619 .69	0 .00	0 .00	R$ 1,867,619 .69
Amount foreseen in wages’ planning in case the goals are met	0 .00	0 .00	0 .00	0 .00
Effectively recognized amount	R$ 1,202,227.92	0.00	0.00	R$ 1,202,227.92

Varying Wages - Social Year Closed on: 12/31/2009
Body	Executive	Board of	Fiscal	Total
	Officers	Directors	Board
No . of Members	7	7 .75	5	19 .75
Bonus
Minimum amount foreseen in wages' planning	0 .00	0 .00	0 .00	0 .00
Maximum amount foreseen in wages' planning	0 .00	0 .00	0 .00	0 .00
Amount foreseen in wages' planning in case the goals are met	0 .00	0 .00	0 .00	0 .00
Effectively recognized amount	0 .00	0 .00	0 .00	0 .00
Participation in Results
Minimum amount foreseen in wages' planning	0 .00	0 .00	0 .00	0 .00
Maximum amount foreseen in wages' planning	R$ 1,202,227 .92	0 .00	0 .00	R$ 1,202,227 .92
Amount foreseen in wages' planning in case the goals are met	0 .00	0 .00	0 .00	0 .00
Effectively recognized amount	R$ 1,017,886.28	0.00	0.00	R$ 1,017,886.28

13.4. Regarding wages planning based on the Board of Directors and the Statutory Board shares’ in force during the last social year and foreseen for the current one . description:

Not applied .
a . General terms and conditions
b . Plan’s main goals
c . How does the plan contribute to such goals?
d. How does the plan fit on the issuer’s wages’ policy
e . How does the plan align the Directors and Issuer’s interests on the short, medium and long-term?
f . Maximum number of shares involved
g . Maximum number of options to be granted
h . Stocks’ purchase conditions
i. Criteria for purchase price fixing or for year definition
j. Criteria for year-term definition

k . Settlement ways
l . Stocks’ transfer restrictions
m . Criteria and events that may suspend, change or terminate the plan
n . Effects of the issuer’s bodies director quitting on his/her foreseen rights regarding stocks’ based wages

13.5. Inform on the amount of stocks or shares own directly or indirectly, in Brazil or abroad, and other securities that may be convertible into stocks or shares, issued by the issuer, its direct or indirect controllers, controlled or under joint control companies, by members of the Board of Directors, of the Statutory Board or of the Fiscal Board on the date closing the last social year

Executive Officers
Shares	Amount
FGTS Shares	350
Common Shares	26,518
Preferred Shares	127,912

Board of Directors
Shares	Amount
FGTS Shares	10
Common Shares	26
Preferred Shares	432

Fiscal Board
Shares	Amount
FGTS Shares	-
Common Shares	-
Preferred Shares	1,728

13.6. Regarding stocks-based wages on the last 3 social years and the ones foreseen for the current social year - for the Board of Directors and for the Statutory Board, table as follows:

Not applied .
a . Body
b . Number of members

c . Regarding each stocks purchase options’ bestow:
i . Bestow Date
ii . Quantity of bestowed options
iii . Deadline for options to be exercised
iv . Maximum term for options’ exercise
v . Restriction term for stocks’ transfer
vi . Average price for the execution of each options sets:
• Opened at the beginning of each social year
• Lost during social year
• Exercised during social year
• Expired during social year

d . Options fair value on bestowed date
e . Potential dilution in case all bestowed options are exercised

13.7. Regarding the Board of Directors’ and Statutory Board opened options, by the end of the last social year, table as follows:

Not applied .
a . Body
b . Number of members
c . Regarding non-exercised options
i . Quantity
ii . Date in which they could be exercised
iii . Maximum term for options’ exercise
iv . Restriction term for stocks’ transfer
v . Exercise weighted average price
vi . Options fair value on the last day of the social year

d . Regarding exercisable options
i . Quantity
ii . Maximum term for options’ exercise
iii . Restriction term for stocks’ transfer
iv . Exercise weighted average price
v . Options fair value on the last day of the social year
vi . Options total fair value on the last day of the social year

13.8. Regarding exercised options and submitted stocks related to stocks-based wages of the Board of Directors and Statutory Board, on the last 3 social years, table as follows:

Not applied .
a . Body
b . Number of members
c . Regarding exercised options, please inform on:
     i . Number of stocks
     ii . Exercising weighted average price
     iii . Total value of the difference between exercise value and stocks market value regarding exercised options
d . Regarding submitted stocks, please inform on:
     i . Number of stocks
     ii . Purchase weighted average price
     iii . Total value of the difference between purchase value and stocks market value for purchased stocks

13.9. Summary description of the information needed to understand the disclosed data on items 13 6. to 13 8, . and explanation of stocks and options value prices method, mentioning at leas, as follows:

Not applied .
a . Pricing model
b . Data and assumptions used in pricing model including stocks’ weighted average price, exercising price, expected volatility, option’s life span, expected dividends, and risk-free interest .
c . Used method and assumptions in order to incorporate the expected effects of anticipated exercising
d . Expected volatility determination way
e . In case any other option’s characteristic is incorporated in measuring the option’s fair value

13.10. Regarding health care plans in force granted to the Board of Directors members and to statutory directors, table, as follows:

a . Body
b . Number of members
c . Name of the plan

Period	Executive Officers	Board of Directors	Fiscal Board
2010	7	Not Applied	Not Applied
Name of the Plan	Petros, Petros 2 or private plan reimbursement	Not Applied	Not Applied

d . Number of directors applying for retirement
Considering that Petrobras Directors’ nature is statutory and, as a consequence, they can be dismissed upon decision of the Shareholders’ Meeting, at any time, anticipated retirement conditions or values do not need to be considered .

e . Early retirement conditions
Considering that Petrobras Directors’ nature is statutory and, as a consequence, they can be dismissed upon decision of the Shareholders’ Meeting, at any time, anticipated retirement conditions or values do not need to be considered .

f . Updated value of contributions cumulated on health care plan up to last social year closing after direct contributions made directly by the directors

Period	Executive Officers	Board of Directors	Fiscal Board
2010	R$ 132,955 .47	Not Applied	Not Applied

g . Is there a chance for anticipated redemption? Which are the conditions therein?
Health plans have specific conditions and rules regarding anticipated redemption . One of them is the possibility of redemption of part of the contributions made by participants,

13.11. Maximum, medium and minimum individual wages of the board of directors, of the statutory board and of the Fiscal board

	Executive	Board of	Fiscal
	Officers	Directors	Board
	12/31/2010	12/31/2010	12/31/2010
No. of members*	7	8	5
Amount regarding the highest wages (Brazilian Real)	R$ 1,210,747 .93	R$ 100,179 .10	R$ 83,875 .37
Amount regarding the lowest wages (Brazilian Real)	R$ 1,096,188 .97	R$ 83,875 .37**	R$ 83,875 .37
Amount regarding the average wages (Brazilian Real)	R$ 1,148,995 .79	R$ 86,357 .27	R$ 83,875 .37

* The Chairman is also a member of the Board of Directors . However, such position is not paid. The number of members corresponds to the yearly average of each body members’ number and is calculated monthly.
** The amount was calculated after the exclusion of two members who worked on the job for 3 and 9 months respectively.

	Executive	Board of	Fiscal
	Officers	Directors	Board
	12/31/2010	12/31/2010	12/31/2010
No. of members*	7	7 .75	5
Amount regarding the highest wages (Brazilian Real)	R$ 975,175 .81	R$ 89,132 .55	R$ 74,423 .57
Amount regarding the lowest wages (Brazilian Real)	R$ 863,879 .21	R$ 74,423 .57**	R$ 74,423 .57
Amount regarding the average wages (Brazilian Real)	R$ 929,867 .77	R$ 76,154 .50	R$ 74,423 .57

* The Chairman is also a member of the Board of Directors. However, such position is not paid. The number of members corresponds to the yearly average of each body members’ number and is calculated monthly.
** The amount was calculated after the exclusion of one member who worked on the job for 9 months .

13.12. Describe contractual arrangements, insurance policies or other instruments structuring wages or indemnity mechanisms, for members of the board of directors in case of dismissing or retirement mentioning the financial consequences for the issuer.
Not applied .

13.13. Regarding the last 3 social years, please mention total wages percentage for each body on issuer’s result referring to the board of directors, of the statutory board and of the Fiscal board as long as they are related parties of direct or indirect controllers, according to audit rules referring to it .
Not applied .

13.14. Regarding the last 3 social years, please mention the amounts on issuer’s result referring to the members of the board of directors, of the statutory board and of the Fiscal board, grouped by body, for any reason except job position, such as payment for consulting or advisory services provided .
Not applied .

13.15. Regarding the last 3 social years, please mention the amounts on the results of direct or indirect controllers, issuer’s companies under common control and controlled, such as wages of board of directors, of the statutory board and of the Fiscal board, grouped by body, specifying why such amounts were paid to whom .
Not applied .

13.16. Inform on relevant matters at issuer’s discretion Information referring to 2009, 2010, and 2011 correspond to the civil year period, January to December, and is not related to the amount approved by the Ordinary General Meeting, which corresponds to April 2009 to march 2010, April 2010 to March 2011, and March 2011 to March 2012 periods respectively.

On information referring to 2011, the amounts and values considered - from February onwards - are projected and based on December 2010 wages as it is the Ordinary General Meeting’s competence to change and/or readjust them, and such changes/ readjustments are scheduled to March 2011.

The Brazilian law No . 12 .353, from the 28th December 2/2010, foresees employees’ participation in the board of directors of public companies, mixed economy companies, their subsidiaries and controlled companies and further companies in which the majority of their voting rights’ share capital is federal-owned . As a consequence, amounts and values considered for 2011 calculation, from June onwards, included 1 (one) new member at the Board of Directors .

Items to be discussed in
the Extraordinary General Meeting (EGM)

Extraordinary General Meeting

ITEM I

1 . Capital increase

Dear Stockholders,

Law No. 6.404, of December 15, 1976, the Corporate Law, under Article 195-A, establishes that a portion of the net income arising out of government subventions or donations for investments may be used in tax incentive reserve . Ordinance No . 2 .091-A of the Ministry of National Integration of December 28, 2007, approved the consolidation of the Tax Incentive Regulation, common to the Amazonia and Northeastern regions – SUDAM and SUDENE, and established, under Article 35, paragraph 1, that the funds provided from reinvestments in projects approved by SUDENE and SUDAM may be added to the capital stock within 180 days after the release of such funds .

Petrobras’ financial statements of the year 2010 demonstrate that the Company used, in this year, through depreciations, a portion of the funds provided from incentives resulting from reinvestments in projects approved by SUDENE and SUDAM, for its fixed assets, in the amount of R$ 22,625,831.16 (twenty two million, six hundred and twenty Five thousand, eight hundred and thirty one reais and sixteen centavos), to accrue tax incentive profits reserve . In addition, it is necessary to increase capital stock by adding such tax incentive profits reserve, as established by Ordinance No. 2.091-A of the National Integration Ministry, Article 35, paragraph 1 .

Accordingly, the Board of Directors decided to submit to the appreciation and deliberation of this Extraordinary General Meeting, the proposals to add a portion of the tax incentive profits reserve to the capital stock, in the amount of R$ 22,625,831.16 (twenty two million, six hundred and twenty five thousand, eight hundred and thirty one reais and sixteen centavos), increasing, thus, capital stock from R$ 205,357,103,148 .30 (two hundred and five billion, three hundred and fifty seven million, one hundred and three thousand, one hundred and forty eight reais and thirty centavos) to R$ 205,379,728,979 .46 (two hundred and five billion, three hundred and seventy nine million, seven hundred and twenty eight thousand, nine hundred and seventy nine reais and forty six centavos), without changing the number of issued shares, in accordance with Article 169, paragraph 1, of Law No . 6 .404/76 .

Accordingly, Article 4 of the Company’s bylaws should be changed to the following wording:

“Art. 4º - The capital stock amounts to R$ 205,379,728,979 .46 (two hundred and five billion, three hundred and seventy nine million, seven hundred and twenty eight thousand, nine hundred and seventy nine reais and forty six centavos), divided into 13,044,496,930 (thirteen billion, forty four million, four hundred and ninety six thousand and nine hundred and thirty) shares, with no par value, of which 7,442,454,142 (seven billion, four hundred and forty two million, four hundred and fifty four thousand, one hundred and forty two) common shares and 5,602,042,788 (five billion, six hundred and two million, four hundred and two thousand, seven hundred and eighty eight) preferred shares” .

Rio de Janeiro, March 29th, 2011.

José Sergio Gabrielli de Azevedo
CEO OF PETROBRAS

APPENDIX I

Capital Increase – CVM instruction no . 481, of december 17, 2009

(Appendix14)

1. Inform the capital increase and the new capital stock amount

Description	Amounts in reais
Capital stock before increase	205,357,103,148 .30
Proposed capital increase	22,625,831 .16
Capital stock after proposed increase	205,379,728,979 .46

2. Inform whether the increase shall be realized upon: (a) the translation of debentures into shares; (b) the exercise of the subscription right of subscription bonds; (c) the capitalization of profits or reserves; (d) the subscription of new shares
R: The capital increase shall occur upon the capitalization of a portion of the tax incentive profits reserve.

3. Explain, in details, the reasons for the increase and its legal and economic consequences R: The capital increase results from incentives for subvention of investments in the Northeast and Amazonia regions approved by SUDENE and SUDAM, with realization of a portion of the deposits for reinvestments with its own funds, as established by Ordinance No . 2 .091-A of the Ministry of National Integration, Article 35, paragraph 1 .

4. Provide a copy of the audit committee’s report, if applicable
R: TheAudit Committee’s report is available in the standardized Financial Statements.

5. In case of capital increase with subscription of shares
R: Not applicable .

6. In case of capital increase with capitalization of profits or reserves

a . Inform whether the par value of the shares will be changed or new shares will be distributed among shareholders
R: Not applicable .

b. Inform whether the capitalization of profits or reserves will occur with or without changing the number of shares, in companies with no par value
R: It will occur without changing the number of shares .

c . In case of distribution of new shares
R: Not applicable .

d . Inform the period established under paragraph 3 of Article 169 of Law No . 6 .404, of 1976
R: Not applicable .

e . Inform and provide information and documents under item 5 above, where applicable
R: Not applicable .

7. In case of capital increase with translation of debentures into shares or exercise of subscription bonds
R: Not applicable .

Management Remarks about the Company’s
Financial Status, in Compliance with art . 9
of CVM instruction no . 481/09

10. Remarks made by the officers

10.1. The officers must comment on:

a. general financial and asset conditions

Our financial strategy focuses on maintaining financial leverage on a proper range, between 25% and 35%, preserving capital cost at the lowest levels possible, considering the financial environment. We will continue our policy with regard to postponing the due date for the payment of our debts, exploring domestic market financing capacity and enhancing our fix revenue investors’ base, in order to develop a strong presence on international capital markets .

Last September 2010 we implemented a capital increase of R$ 120 2. billion, of which R$ 74 .8 billion refer to the right to exploit and produce oil and natural gas in non-allocated Pre-Salt, up to the limit of 5 billion barrels of similar oil -“Assignment for Consideration” .

The Federal Government proposal to subscribe new shares allows resources’ capture by Petrobras, which will strengthen it and prepare it more and more for the development of its Business Plan .

b . capital structure and the possibility of share or stocks’ redemption, mentioning:

Petrobras’ capital structure (Net/Equity Total Net Third parties’ Capital) was 50% in 2008, 48% in 2009 and 33% in 2010 . Net leverage (net Debt/(Net debt+net patrimony)), was 26% in 2008, 31% in 2009 and 17% in 2010 . 2010 reductions in both indicators are due to net patrimony enhancement, arising out of capital increase implemented in 2010 .

i . redemption chance

The Company does not foresee stocks’ redemption .

ii . redemption value calculation formula
The Company does not foresee stocks’ redemption .

c. payment capacity regarding financial undertakings

Using our own resources, mainly capital expenses, dividends payment and debt refinancing. In 2008, 2009 and 2010, we responded to those requirements with resources generated by us, short and long-term debts and resources arising out of capital increase . We believe that with our cash generation and assessing debts market we will keep our payment capacity regarding undertakings, without compromising the Company’s financial health.

d. financing sources for working capital and investment on non-current assets used

In 2008, 2009 and 2010, we financed our working capital with short-term debts usually related to our trade flow, such as export CR memos and cash advance on exchange contracts. Investment on non-current assets are financed by long-term debts such as bonus issue on international market, export credit agencies, export financing, export pre-payment, development banks in Brazil and abroad and credit lines with Brazilian and international . Resources arising out of capital increase implemented on September 2010 will be implemented in investments foreseen on the company’s business plan .

e. financing sources for working capital and investment on non-current assets to be used on net deficiencies coverage

We would like to finance our working capital with short-term debts usually related to our trade flow such as export CR memos and cash advance on exchange contracts. Investment on non-current assets will be financed by long-term debts such as bonus issue on international market, export credit agencies, export financing, export pre-payment, development banks in Brazil and abroad and credit lines with Brazilian and international . Resources arising out of capital increase implemented on September 2010 will be implemented in investments foreseen on the company’s business plan .

f . debt levels and features:

i. relevant loan and financing agreements

Gross indebtedness on December 31, 2010, increased by 15% year-over-year duetofinancingagreementsenteredintoinBrazilandabroad.Theseresources will be mainly used to fund the development of oil and gas production, the construction of ships and pipelines, and expanding factories in accordance with the Company’s intensive investment program .

The following table lists the main long-term credit lines accessed by the Company in 2010:

a) Abroad
Company	Date	(US$ million)	Maturity	Description
Petrobras	Feb/10 and Mar/10	4,000	2019	Financing from China Development Bank (CDB) – Libor + spread of 2 .8%p .y.
PNBV	Apr/10	1,000	2015	Credit facility with Credit Agricole and Invetment Bank - libor+ 1 .625% p .y.
PNBV	Jul/'0	1,000	2017	LoanwithStandardCharteredBank Libor+1. 79%p. y.
PNBV	Aug/'0	1,000	2015	Loan with Citibank - Libor + 1 .61% p .y.
PNBV	Nov/10	500	2016	Loan with Société Générale - Libor + 1.62% p.y.
PNBV	Nov/10	314	2021	Loan with Citibank and Eksportfinans - 50% each - Libor + 0 .725% p .y.
		7,814

b) In Brazil
Company	Date	(US$ million)	Maturity	Description
Petrobras	Feb/10 and Mar/10	600	2017	Financing with Banco do Brasil S/A, through issue of Export Credit Notes, at 109 .4% and 109 .5% of the average CDI rate .
Petrobras	Jun/10	2,200	2016	Financing with Banco do Brasil S/A, through issue of Export Credit Notes, at 110 .5% of the average CDI rate + flat fee of 0.85%
Petrobras	Jun/10	2,000	2017	Financing with Caixa Econômica Federal, through issue of Export Credit Notes, at 112 .9% of the average CDI rate
Petrobras	Nov/10	3,950	2016	Financing with Banco do Brasil S/A, through issue of Export Credit Notes, at 109% of the average CDI rate + flat fee of 1.25%
		8,750

ii. other long-term relationships with financial institutions
There are no long-term relationships with financial institutions.

iii . degree of subordination among the debts
Petrobras’ corporate debts are not subordinated and they all have equal payment rights .

The financial institutions abroad do not require any guarantees to Petrobras. The financings granted by BNDES are ensured by the goods financed (carbon steel tubes for the Gas Pipeline Bolivia-Brazil and vessels) .

Due to the guarantee agreement issued by the Federal Government in behalf of Credit Multilateral Agencies, with the incentive of the financings gathered by TBG, counter guarantee agreements were executed, having the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S .A . as signatories, by which TBG undertakes to connect its revenue to the order of the National Treasury until the liquidation of the duties guaranteed by the Federal Government .

Refap has a financial investments account related to the CDI variation in guarantee to the debentures, whose balance must be of three times the amount of the sum of the last amortization installment for the principal and accessories.

Petrobras develops structured projects, by Specific Purposes Companies (SPC), aimed at providing resources for the continuous development of its oil & gas transport and production infrastructure, in addition to improvements in refineries, whose guarantees provided to the national and international financial agents are the very assets of the projects, as well as pledge of credit rights and shares of SPC .

iv . possible restrictions imposed on the issuer, particularly regarding the limits of indebtedness and hiring new debt, dividend distribution, asset transfers, the issuing of new securities, and the transfer of corporate control

There is a debt limit in the agreement entered with BNDES in July 2009. The limit prevents the ratio between Net Debt in Reais and EBITDA to surpass 5 .5 .

g. usage limits for financing that has already been hired
There is no limit for using the financing that has already been hired.

h. significant changes in each financial statement item

		R$ Million
	Year
	2010	2009
Gross sales revenue	213,274	182,834
Cost of goods sold	(136,052)	(108,707)
Gross profit	77,222	74,127
Expenses
Selling	(8,660)	(7,375)
General and administrative	(7,997)	(7,392)
Exploratory cost	(3,797)	(3,981)
Research and development	(1,739)	(1,364)
Taxes	(910)	(658)
Other	(7,062)	(7,360)
	(30,165)	(28,130)
Net income before financial result, profit sharing and taxes	47,057	45,997
Net financial result	2 .563	(162)
Interest in investments	208	(65)
Net income before profit sharing and taxes	49,828	45,770
Income and social cotnribution taxes	(12 .236)	(10,931)
Profit sharing	(1,691)	(1,495)
Net Income	35,901	33,344
Result attributable to minority shareholders	(712)	(3,293)
Net income attributable to the shareholders of Petrobras	35,189	30,051
Lucro Líquido atribuível aos acionistas da Petrobras	35,189	30,051

ANALYSIS OF INCOME STATEMENT – 2010:

Consolidated net income reached R$ 35,189 million, 17% higher than fiscal year 2009, due to higher gross profit, which was driven by higher sales of domestic oil produtcts (+11%) . Additionally, the currency appreciation contributed to the increase of income, generating a positive impact on net financial result.

• Sales Revenues

The 17% increase in Sales Revenues (R$ 30,440 million) was driven by higher demand of oil products (11%) and natural gas (33%) in the internal market, in a backdrop of stable oil products prices (R$ 157 .77 in 2009 and R$ 158 .43 in 2010) . Also contributed the higher export prices of oil and oil products, that follow the international prices, besides the 2% increase in oil and gas production .

• Cost of Sales

Costs rose 25% in 2010 due to rising imports of oil products (97%), mainly diesel, and increased government takes as a reflection of higher international oil prices.

• Gross Profit

The above-referenced factors led to a 4% increase in gross profit, which rose from R$ 74,127 million in 2009 to R$ 77,222 million in 2010 .

Increase of R$ 2,035 million in Expenses due to:

• Sales Expenses

Increase of R$ 1,285 million, due to the larger volume of products sold and to variation in the freight price on the international market (R$ 543 million), as well as to increases in personnel and third party services costs (R$ 244 million), and costs related to the provision for loan losses (R$ 137 million) and depreciation (R$ 117 million) resulting from the activation of new pipelines .

• General and Administrative Expenses

Increase of R$ 605 million, due in large part to higher personnel costs (R$ 312 million), which resulted mainly from salary adjustments .

• Net Financial Result

Better financial result (R$ 2,725 million), stemming from exchange rate gains on assets abroad, offset by the effect of exchange variation on indebtedness .

• Minority Interest

The share of non-controlling shareholders generated a positive effect of R$ 2,581 million, due to the effect of the currency oscillation on the debt of the SPE, to the exercise of the option to purchase shares in a few structured projects and to the review of future cash receipt flows relative to financial leasing operations.

• Income Tax

The provision of interest on own capital in fiscal year 2010 generated a tax benefit of $ 2,701 million (R$ 2,446 million in FY 2009).

ANALYSIS OF MAIN ASSETS ACCOUNTS – 2010:

• Securities

The R$ 25,893 million increase in securities was due to the investment in public securities with maturity terms greater than 90 days that were classified for trading.

• Fixed Assets

The R$ 55,759 million increase in fixed assets was due primarily to investments in the increase of our production capacity of oil and gas, in the expansion of the refining park (inclusive of the REPAR, RECAP, REPLAN, REVAP, Abreu and Lima refineries) and in the petrochemical sector.

R$ million
Balance on January 1, 2009	185,694 *
Additions	68,434
Capitalized interests	3,231
Derecognitions	(3,053)
Transfers	(866)
Depreciation, amortization and depletion	(13,909)
Impairment - recording	(517)
Impairment - reversal	36
Accumulated translation adjustment	(11,971)
Balance on December 31, 2009	227,079
Additions	64,309
Capitalized interests	5,508
Business combination	149
Derecognitions	(2,382)
Transfers	4,080
Depreciation, amortization and depletion	(14,223)
Impairment - recording	(446)
Impairment - reversal	539
Accumulated translation adjustment	(1,775)
Balance on December 31, 2010	282,838

* Amount in accordance with the International Financial Reporting Standards (IFRS) .

The breakdown of property, plant and equipment is as follows:

	12/31/2010	12/31/2009
Cost	393,385	324,688
Accumulated depreciation, amortization and depletion	(110,547)	(97,609)
Balance	282,838	227,079

• Intangible Assets

The R$ 74,827 million increase in intangible assets resulted from the acquisition of exploration and production rights relative to oil, gas, and other liquid hydrocarbons in the Pre Salt are, as specified in the onerous transfer contract signed in September of 2010, with the value of R$ 74,808 million.

ANALYSIS OF MAIN LIABILITIES ACCOUNTS – 2010:

• Financing

Gross indebtedness on December 31, 2010, represented a 15% increase relative to the same date the previous year . Long-term debt grew by 18%, as a result of the financing operations realized, particularly, on the international market, the credit lines accessed through the China Development Bank Corporation and, in Brazil, the Export Credit Notes obtained through Banco do Brasil and Caixa Econômica Federal. These resources will be used primarily to fund the development of oil and gas production projects, the construction of ships and pipelines, as well as for the expansion of industrial units, in accordance with the Company’s intensive investment program .

• Paid-in Capital

Increase in capital through reserves
The Company’s General Extraordinary Shareholders’ Meeting, held in conjunction with the General Ordinary Shareholders’ Meeting on April 22, 2010, voted to increase the Company’s capital stock from R$ 78,967 million to R$ 85,109 million, through the capitalization of a portion of profit reserves (in the amount of R$ 5,627 million) and capital reserves (R$ 515 million), resulting in a total capitalization of R$ 6,142 million . That capitalization was carried out without the issuance of new shares, in accordance with Article 169, Paragraph 1, of Law 6,404/76

Capital increase resulting from stock issues
On September 23, 2010, Petrobras’ Board of Directors voted to increase the Company’s capital stock from R$ 85,109 million to R$ 200,161 million via the issuance of 2,293,907,960 common shares and 1,788,515,136 preferred shares .
On October 1, 2010, Petrobras’ Board of Directors approved the issuance and subscription of 75,198,838 common shares and of 112,798,256 preferred shares, which resulted in an additional R$ 5,196 million increase in the Company’s capital, raising its total capital stock to R$ 205,357 million .

The number of shares as of December 31, 2010

Shares	Number
Common	7,442,454,142
Preferred	5,602,042,788
Total	13,044,496,30

10.2. The officers must comment on:

a . the issuer’s operations’ results, particularly:
i . description of any important revenue components

Our revenues derive from:
(a) local sales, consisting of derivates (such as: diesel, gasoline, aircraft fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;
(b) export sales, mainly consisting of crude oil and oil products sales;
(c) international sales, consisting of crude oil, natural gas and oil products sales, which are purchased, produced and refined abroad; and
(d) other revenues, including services, returns on investments and exchange gains .

ii . factors that affected the operating results materially

COMPARATIVE ANALYSIS, 2010 TO 2009

The most significant factors in terms of the Company’s operating result were the higher domestic market sales volume and the increase in prices affecting petroleum export sales, international sales and trading operations, influenced by trends in commodities prices . These effects were offset by lower prices for diesel (15%) and gasoline (4 .5%) in June of 2009.

b. variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes, and the introduction of new products and services

• Variations of Prices, Exchange Rates:

			R$ million
	Year
	2010	2009	“2010X2009(%)”
Economic and financial indicators
Brent (US$/bbl)	79 .47	61 .51	29
US Dollar average sell price (R$)	1 .76	2 .00	(12)
US Dollar final sell price (R$)	1 .67	1 .74	(4)

Average price indicators
Oil product price - domestic market (R$/bbl)	158 .43	157 .77	0
Sale Price - Brazil
. Oil (US$/bbl)	74 .66	54 .22	38
. Natural Gas (US$/bbl)	15 .57	22 .53	(31)

Sale Price - International
. Oil (US$/bbl)	66 .42	53 .58	24
. Natural Gas (US$/bbl)	14 .15	12 .65	12

• Variation of Sales Volume in thousand barrels/day:

			R$ million
	Year
	2010	2009	“2010 X 2009 (%)”
Diesel	809	740	9
Gasoline	394	338	17
Fuel Oil	100	101	(1)
Naphtha	167	164	2
LPG	218	210	4
QAV (jet fuel)	92	77	19
Other	180	140	29
Total oil products	1,960	1,770	11

Alcohol, Nitrogen produts, Renewable and others	99	96	3
Natural Gas	319	240	33
Total domestic market	2,378	2,106	13

Export	698	707	(1)
International sales	593	541	10
Total foreign market	1,291	1,248	3
Total	3,669	3,354	9

• Effects of price change, exchange rate and volume on gross profit :

				R$ million
			“Change 2010 X 2009”
Gross Profit Analysis – Main Factors		Net	Cost of	Gross
		Revenues	Sales	Profit

Domestic market:	- effect of volumes sold	11,328	(3,800)	7,528
	- effect of prices	(1,215)	-	(1,215)
Foreign market:	- effect of volumes exported	73	244	317
	- effect of exports prices	6,069	-	6,069
(Increase) decrease in expenses : (ii)		-	(10,647)	(10,647)
Increase (decrease) of profitability in the distribution segment		7,280	(6,772)	508
Increase (decrease) of profitability in trading operations		6,024	(6,480)	(456)
Increase (decrease) in international sales		3,881	(2,190)	1,691
Exchange effect on foreign subsidiaries		(3,135)	2,606	(529)
Other		135	(306)	(171)
		30,440	(27,345)	3,095

(ii) Breakdown of expense variation	Amount
- oil, oil products and gas imports	(6,000)
- government stakes in the country	(2,444)
- generation and purchase of energy for trading	(677)
- materials, services, rental and depreciation	(557)
- payroll, benefits and charges	(421)
- outsourced services	(380)
- oil products (domestic purchases)	(183)
- transportation: maritime and pipelines*	(163)
- purchase of renewable sources	178
(10,647)
* Expenses with cabotage, terminals and pipelines .

c. the impact of inflation, of the variation in the prices of the main input and products, and of the exchange and interest rates on the operating results and on the issuer’s financial result.

COMPARATIVE ANALYSIS, 2010 TO 2009

• Operating result

The most significant factors affecting the operating result were the increased volume of domestic sales, influenced by the recovery of domestic economic activity, the increase in prices for oil export sales and international sales, influenced by commodities price trends, offset by increased import and government take costs, which were also influenced by oil prices.

• Financial result

Improved net financial income (R$ 2,725 million), due to foreign exchange gains on net debt in 2010, while foreign exchange losses occurred in 2009 over the average balance of net assets in U .S . dollars .

			R$ million
	Year
	2010	2009	“2010 x 2009“
Exchange effect on net indebtedness	7	1,429	(1,422)
Monetary variation on financing	695	2,406	(1,711)
Net financial expenses	597	(131)	728
Financial result over net indebtedness	1,299	3,704	(2,405)
Exchange variation on funds used abroad via	(228)	(4,205)	3,977
subsidiaries and SPEs
Hedge over trading operations	3	(373)	376
Securities	643	764	(121)
Other financial revenues and expenses, net	(15)	(335)	320
Other exchange and monetary variations, net	861	283	578
Net financial result	2,563	(162)	2,725

Δ Exchange rate (USD)	-4 .31%	-25 .49%
Δ IGPM inflation index	11 .32%	-1 .72%
Libor 6 months (annual rate)	0 .46%	0 .43%

10.3. The officers must comment on the relevant effects the following events have caused or are expected to cause on the issuer’s financial statements and results:

a . introduction or transfer of operating segment
Not applicable .

b . constitution, takeover or divestiture

• Acquisition of ExxonMobil distribution and logistics business in Chile

On April 30, 2009, Petrobras, through its wholly-owned subsidiaries Petrobras Venezuela Investments & Services B .V and Petrobras Participaciones, S .L ., located in the Netherlands and Spain, respectively, completed the acquisition process of ExxonMobil distribution and logistics business in Chile with the payment of US$ 463 million, net of acquired company’s cash equivalents . In 2010, Company completed the appraisal of the fair value of the acquired net assets by allocating R$ 163 million in the fixed assets and R$ 27 million in the intangible assets, in addition to the recognition of a goodwill of R$ 81 million .

• Breitener Energética S.A.

Until December 31, 2009, Petrobras held 30% of the share capital of Breitener Energética S.A., a company organized for the purpose of generating electric power, located in the City of Manaus, in the State of Amazonas . On February 12, 2010, Petrobras acquired a 35% interest in the share capital for R$ 3 thousand and became the holder of company’s share control . The appraisal of assets and liabilities fair value has not been finished, thus it was provisionally recognized a profit of R$ 17 million.

• Brasil Carbonos S.A.

On December 22, 2010, Company acquired from Grupo Unimetal 49% of the total shares of Brasil Carbonos S .A, for the amount of R$ 45 million . At the appraisal of the fair value of the acquired net assets it has been identified a surplus value of R$ 28 million in the fixed assets.

• BSBios Marialva Indústria and Comércio de Biodiesel Sul Brasil S.A.

On December 08, 2009, Petrobras Biocombustível was merged into the share capital of the company BSBios Marialva Indústria e Comércio de Biodiesel Sul Brasil S.A. by means of contributions in the amount of R$ 54 million, for the acquisition of 50% of the total shares . At the appraisal of the fair value of the acquired net assets it has been identified a surplus value of R$ 2 million in the fixed assets.

• Bioóleo Industrial and Comercial S.A.

On August 24, 2010, Petrobras Biocombustível was merged into the share capital of the company Bioóleo Industrial e Comercial S .A . by means of contributions amounting to R$ 19 million, for the acquisition of 50% of the total shares .

• Nova Fronteira Bioenergia S.A.

On November 01, 2010, Petrobras Biocombustível was merged into the share capital of the company Nova Fronteira Bioenergia S A. . by means of contributions in the amount of R$ 258 million, made until December 27, for the acquisition of 37 .05% of the total shares, beginning a partnership with Grupo São Martinho S A. . Company will become the holder of 49% of the shares by the end of 2011, as set forth in the investment agreement .

• Total Agroindústria Canavieira S.A.

On January 18, 2010, Petrobras Biocombustível was merged into the share capital of Total Agroindústria Canavieira S .A . by means of contributions in the amount of R$ 132 million, made until September 30, for the acquisition of 40 .37% of the total shares . Company will become the holder of 43 .58% of the shares by the end of March of 2011, as set forth in the investment agreement .

• Investment Agreement by and between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar

Company, Odebrecht and Unipar entered into an Investment Agreement on January 22, 2010 for the integration of the petrochemical interests in Braskem . The process of the investments consolidation was completed on December 27, by means of the following stages executed in 2010:

• On February 08, BRK Investimentos Petroquímicos S.A. (BRK) became the holder of common shares issued by Braskem corresponding to 93 .3% of its voting capital, previously held by Petroquisa (31%) and Odebrecht (62 .3%) .

• On April 14, the private capital call of Braskem S.A. was completed with a capital increase of R$ 3,743 million, from which R$ 2,500 million were allocated by company on April 05 and R$ 1,000 million by Odebrecht on March 30 .

• On April 27, Braskem acquired from Unipar 60% of Quattor Participações and, on May 10, 100% of Unipar Comercial and 33 .33% of Polibutenos .

• On June 18, Company merged into Braskem 40% of the shares of Quattor Participações S .A . by issuing 18,000,087 new common shares .

• On August 17, it was made the transfer of 1,515,433 preferred shares of Braskem, held by Odebrecht, for Company, for a nominal amount .

• On August 30, Company merged into Braskem 10% of the shares of Rio Polímeros S A. . (Riopol) by issuing 1,280,132 new preferred shares . Said interest in Riopol was acquired from BNDESPAR on August 09, 2010 for R$ 140 million with payment being made in 3 annual installments as from 2015, being adjusted by LTIR plus 2.5% p.a.

• On December 27, the shares of Quattor Petroquímica were merged into Braskem.

As s result of the stages above, Company became the holder of 36 .1% of the total capital of Braskem .

Also on January 22, 2010, Company and Odebrecht entered into a Joint Venture Agreement which sets forth that Braskem will gradually take over the companies developing the petrochemical business of Complexo de Suape and Complexo do Rio de Janeiro.

Those operations are aligned with Company’s strategic plan for operating in the petrochemical industry on a integrated manner with its other businesses, adding value to its products and allowing a more effective participation in Braskem .

• Guarani S.A.

On May 14, 2010, Petrobras Biocombustível paid up R$ 683 million of the share capital of Cruz Alta Participações S .A (a controlled company of Guarani S .A .), performing the first of the three stages set forth for being merged into the share capital of Guarani. From the other stages set forth, the delisting of Guarani with subsequent exchange of Cruz Alta’s shares for Guarani’s shares was completed on October 29, 2010 and the additional contribution for achieving the interest of 45 .7% in the share capital of Guarani will be made within five years, together with the contribution already made it will amount to a total of R$ 1,611 million, negotiated in the Investment Agreement . The agreement further provides for the possibility of additional contributions by shareholders to the extent of a 49% interest by Petrobras Biocombustível.

• Acquisition of the entire Pasadena Refinery

Pursuant to an order issued as of April of 2009, within the scope of the arbitration involving Petrobras America Inc . - PAI and others and Astra Oil Trading NV - ASTRA and others, it was confirmed to be valid the exercise of the put option by ASTRA, to PAI and subsidiary companies, of the remaining 50% of ASTRA’s shares in Pasadena Refining System Inc. (“PRSI”) and in PRSI Trading Company LP, for the amount of US$ 466 million .

The amounts corresponding to the purchase of the shares and the reimbursement for the payment of BNP’s guarantee to ASTRA are being accounted for by Company since the arbitration award in April of 2009 . On December 31, 2010, these amounts were equal to US$ 513 million and US$ 185 million, respectively, already considering the interest payable up to said date .

So far the parties disagree as to resolution of the several pending matters between them, consequently, it was not possible to execute a global settlement agreement which would resolve all claims and enable the payments subject matter of the arbitration award .

In an arbitration award before the State Court of Texas, in December of 2010, it was issued an order confirming the Arbitration Award. PAI and its subsidiary companies filed an appeal against the order of the State Court of Texas.Accordingly, respondents have deposited a guarantee with the court . The appeal may take a year to go to trial .

The transfer of the shares of PRSI and PRSI Trading from ASTRA to PAI by means of the put option is not being disputed by the parties .

Lawsuits which are also in progress are those in which the parties mutually claim for indemnifications.

This transaction with non-controlling shareholders has resulted in a decrease of R$ 520 million in Company’s shareholders’ equity as an additional contribution to the capital .

• Put Option of Nansei Sekiyu Refinery

On April 1, 2010, Sumitomo Corporation (Sumitomo) informed to GDP B .V., a wholly-owned subsidiary of Petrobras, its interest in exercising the right to sale 12 .5% of the share capital of the Nansei Sekiyu K.K. (Nansei) refinery, as part of the reorganization of its operations in the oil product business .

The remaining of the shareholders’ equity is held by PIB B .V. since 2008 .

On September 29, 2010, the Share purchase agreement was executed and on October 20, 2010, payment was made in the amount equivalent to R$ 49 million (JPY 2,365 million) upon delivery of the shares .

Nansei owns a refinery located in the Japanese province of Okinawa, with processing capacity of 100 thousand barrels of light oil per day, and produces high-quality byproducts in compliance with the Japanese market standards.

This transaction with non-controlling shareholders has resulted in a decrease of R$ 18 million in Company’s shareholders’ equity as an additional contribution to the capital .

• Acquisition of equity interest inAlberto Pasqualini S.A. Refinery - REFAP

On December 14, 2010, Downstream Participações Ltda entered into a Share Purchase Agreement with Repsol YPF for the acquisition of 30% of the share capital ofAlberto Pasqualini S.A. Refinery. – Refap for US$ 350 million ( equivalent to R$ 594 million) . This transaction with non-controlling shareholders has resulted in a decrease of R$ 119 million in Company’s shareholders’ equity as an additional contribution to the capital .

With this acquisition, Downstream controls 100% of the shares of Refap . Repsol had acquired an interest of 30% in 2001, as a result of a exchange of assets made between the companies .

• Call Options of Special Purpose Companies (SPC)

Company exercised the SPC call option during the years of 2009 and 2010, as set forth in the Put and Call Option Agreement entered into with the SPC’s shareholders .

These operations have resulted in an increase of R$ 1,936 million in 2009 an in a decrease of R$ 826 million in 2010, accounted for in Company’s shareholders’ equity as an additional contribution to the capital, as the table below.

Option Date	Project	SPC Corporate Name	% of the shares		Option Amount	Additional Capital Contribution
			2009	2010		2009	2010
04/30/2009	Marlim	Marlim Participações S .A	100%	-	-	57	-
12/11/2009	CLEP	Companhia Locadora de Equipamentos Petrolíferos	100%	-	90	1,878	-
12/30/2009	NovaMarlim	NovaMarlim Participações S .A .	43 .43%	56 .57%	-	1	1
3/16/2010	Cabuínas	Cayman Cabiúnas Investiment Co . Ltd .	-	100%	151	-	-
8/5/2010	Amazônia	Transportadora Urucu Manaus S .A . -TUM	-	100%	-	-	170
9/1/2010	Barracuda & Caratinga	Barracuda & Caratinga Holding Company B .V.	-	100%	-	-	(997)
					241	1,936	(826)

On May 07, 2010, the transfer of the remaining shares of NovaMarlim Participações S .A . took place .

On June 24, 2010, TUM acquired Cia. de Geração Termoelétrica Manauara for R$ 10 thousand and thereafter merged it . On August 05, 2010, Company exercised the call option for TUM and merger it on August 18, 2010 . As a consequence of the mergers,

Codajás Coari Participações Ltda. and Manaus Geração Termoelétrica Participações Ltda., former controlling companies of Cia. de Geração Termoelétrica Manauara and TUM, respectively, are no longer consolidated in Petrobras by reason of the disassociation with the Amazônia Project.

On December 07, 2010, NovaMarlim Participações S A. . and Marlim Participações S .A . were merged into Petrobras .

• Sale of San Lorenzo Refinery and part of the distribution network inArgentina

On May 04, 2010, Company approved the terms and conditions of the agreement for selling to Oil Combustibles S.A. the refine and distribution assets in Argentina. The transaction covers one refinery located in San Lorenzo in the province of Santa Fé, one inland water unit and fuel trade network associated with said refinery, comprised by nearly 360 points of sale and associated wholesale customers .

Transaction’s expected fair value of R$ 60 million (US$ 36 million), net of the selling expenses, is lower than the net carrying amount, accounting for a R$ 114 million loss . This asset held for sale is accounted for in other current assets .

The transaction is in phase of approval by the administrative authorities of Argentina and it is expected to be completed in the first half of 2011.

• Acquisition of Gas Brasiliano Distribuidora S.A.

On May 26 , 2010, Petrobras Gás S .A . (Gaspetro) entered into with Ente Nazionale Idrocarburi S p. A. . – ENI, a purchase agreement for 100% of the shares of Gas Brasiliano Distribuidora S .A . (GBD), for the amount of US$ 250 million, subject to adjustments by reason of the company’s working capital amount on the operation settlement date .

GBD is the owner of the concession of natural gas distribution service in the Northwest region of the State of São Paulo in a area comprising 375 Municipalities where it meets the industrial, commercial, residential and vehicular demand of the region . The concession agreement has begun in December of 1999 with a term of 30 years, where it may be extended for another 20 years . In 2009, Company’s distribution network reached 734 .5 km and the volume of sales was of nearly 529 thousand cubic meters of natural gas per day.

The control transfer will only take place after the transaction is completed, which depends on the approval by São Paulo State Sanitation and Energy Regulatory Agency – ARSESP.

• Incorporation of Sete Brasil participações S.A.

On December 22, 2010, it was drawn the Minutes of the General Meeting for Incorporation of Sete Brasil participações S .A ., in which Petrobras holds an interest of 10% of the share capital in partnership with capital investors through a private equity investment fund (FIP Sondas) .

Sete Brasil is a joint-stock company organized for holding interest in other companies to be created to build, operate and charter drilling rigs built in Brazil, said rigs being of last generation, with high performance, competitive cost and with capacity for full operation in the Brazilian Pre-salt layer area, to be chartered by companies which are concessionaires of exploratory blocks or to customers which have agreements with such companies .

• Operations in Ecuador

Since 2006, the Ecuadorian Government began a series of tax and regulatory reforms in the hydrocarbons activities, which materially affected the participation agreements in the exploratory blocks . As from November 24, 2010, all exploration agreements then in force should migrate to service agreements .

Petrobras Argentina S .A . - PESA, through Sociedade Ecuador TLC S .A ., used do hold an interest of 30% in the exploration agreements of Block 18 and of Campo Unificado de Palo Azul, located in the Oriente Basin in Ecuador.

PESA resolved not to accept the final offer to migrate its agreements to the new contractual modality, the Ecuadorian Government being entitled to indemnification for the investments made in those exploratory blocks .

Still in Ecuador, PESA owns a Ship or Pay agreement entered into with Oleoducto de Crudos Pesados Ltd – OCP for oil transportation which is in force since November 10, 2003 for a period of 15 years . Due to obligations undertaken by the transportation capacity agreed upon and not used because of the reduction of the oil volume traded it accounted liabilities of US$ 85 million in December 31, 2010 .

c . unusual events or operations
There were no unusual events or operations .

10.4. The officers must comment on:

a. significant changes made to accounting practices

• Adoption of international accounting standards

Regarding adoption of the IFRS balance sheet on January 1, 2009, the following mandatory exceptions, as well as certain optional exceptions to IFRS standards be applied retroactively, were applied, in accordance with CPC 37:

– Exchange rate variations recorded in a specific equity account
The Company adopted CPC 02 – Effects of changes to exchange rates and conversion of accounting statements (IAS 21) on the 2008 fiscal period. However, due to the balance sheet date of January 1, 2009. The balance of the cumulative conversion adjustments on December 31, 2008, was transferred to retained earnings in the amount of R$ 636 million, consistent with exemption from IFRS 1 of not retroactively calculating exchange rate variation on investments in subsidiaries and associated companies whose functional currency differs from that of the parent firm.

– Capitalization of lending costs
The Company only capitalized financial charges for loans directly associated with construction projects, pursuant to CVM Deliberation 193/96, which remained in effect until December 31, 2008. Beginning on January 1, 2009, the Company also started capitalizing financial charges based on an average financing rate applied to the balance of ongoing projects, thus adopting the exemption set forth in IFRS 1 of not retroactively modifying the criteria used to calculate capitalized costs .

– Business combinations
The combinations of businesses that took place prior to December 31, 2008, we recognized in accordance with CVM 247/96 . Upon adopting the IFRS, the Company decided not to retroactively apply the requirements set forth in CPC 15 – Business Combinations (IFRS 3), as allowed under IFRS 1 . However, the goodwill amounts that existed as of December 31, 2008, net of amortization, were maintained and are no longer amortized . The negative goodwill amounts as of December 31, 2008, which totaled R$ 816 million, we booked against accumulated profits on the date of transition to the IFRS, which also resulted in the reversion of amortizations recognized in the Company’s result .

The goodwill and negative goodwill resulting from the acquisitions of the SPEs during 2009 were booked against investment balances . Under the IFRS method, they are considered partner transactions, and the Company is treated as the controlling partner since it already controlled the SPE’s operations and, therefore, consolidated its financial statements in accordance with CVM Instruction CVM 408/04 . Pursuant to CPC 36 – Consolidated Statements (IAS 27), the amount of R$ 1,423 million, was recognized directly under shareholders’ equity in 2009 .

– Wells abandonment and area dismantling costs
Well abandonment and area dismantling costs are calculated based on future costs less discounted at the risk-free rate and recorded as assets and liabilities when the obligation is incurred .

On December 31, 2008, Petrobras SFAS 143 – “Accounting for Asset Retirement Obligations of the Financial Accounting Standards Boards” as its accounting standard . Under this method, future liability for well abandonment and area dismantling must be recorded at its present value as a provision, considering the tax rates corresponding to each period during which the provision was constituted . With adoption of ICPC 12 – Changes to Liabilities due to Deactivation, Restoration and Other Similar Liabilities (IFRIC 1), the provision for well abandonment and area dismantling must reflect the effects of the current discount rate from period to period .

Upon transition to the IFRS method, the Company recorded accumulated profits of R$ 1,273 million, adopting the exemption of not applying the provision when the obligation was incurred, so that the fixed asset cost reflects changes to the balance on the provision .

– Retirement benefits
The balance of non-recognized actuarial gains and losses on December 31, 2010, totaling R$ 580 million, was in its entirety booked against accumulated profits on the transition date, reflecting adoption of the exemption outlined in IFRS 1. Actuarial gains or losses generated after the transition date will be recognized in the result in accordance with the corridor method .

– Deferred expenses and revenues
Law 11 .941/09 extinguished the deferred asset category, allowing for the maintenance of the balance as of December 31, 2008, which will continue to be amortized over a term of up to 10 years, subject to the impairment test, which was adopted by the Company in its individual accounting statements, as set forth in CPC 43 .

Under the IFRS, pre-operational expenses and earnings should be recorded as expenses and revenues, respectively, when incurred . When the Company adopted the IFRS, it recorded accumulated profits, on a consolidated basis, of R$ 1,036 million .

– Public services concessions
The Company has shared control of state gas distributors which are consolidated in proportion to Petrobras’ shares in those companies . Said distributors operate as concessionaires, and their operations fall under ICPC 01 – Concessions Contracts (IFRIC 12). Consequently, rights presented as part of the fixed assets of those companies, in the amount of R$ 575 million, are not treated as intangible assets .

– Proportional consolidation of CIESA
The financial statements of CIESA, a jointly controlled subsidiary of Petrobras Energia S .A, were not consolidated due to the existence of restrictions on the company’s ability to transfer funds to its investors, pursuant to CVM Instruction 247/96 . On adoption of IFRS, these are statements were consolidated proportionally, regardless of the existence of this restriction, in compliance with CPC 19 - Investment in a Jointly Controlled Entity (IAS 31).

– Deemed cost
The Company did not apply the deemed cost to the appreciation of its fixed assets, as the book values are not substantially different from their respective fair values, except for the petrochemical assets resulting from investments in affiliated companies, whose impact of R$ 97 million was recognized on January 1, 2009 in shareholders’ equity as an equity evaluation adjustment .

• Reclassifications

In order to adapt the Company’s reporting methods to IFRS requirements, the following reclassifications were made:

– Advances to suppliers were presented as pertaining to inventories or fixed assets and were assigned to the advances line under current and non-current assets;

– Deferred income taxes and social contributions under current assets and liabilities and we reclassified as non-current assets and, when applicable, are presented at their net values;

– Certain balances presented under deferred assets that met IFRS recognition criteria were reassigned to the prepaid expenses line .

b . relevant effects of changes in the accounting practices

	2009
	Consolidated	Parent Company
Net income as reported	28,983	29,313
Capitalized loan costs	2,531	2,531
Provision for well abandonment and dismantling of areas	(840)	(840)
Deferred taxes	(768)	(685)
Accrual of unsecured subsidiary liabilities		(527)
Other	145	167
Net income adjusted to IFRS	30,051	29,959

	Consolidated		Parent
	01/01/2009	12/31/2009	01/01/2009	12/31/2009
Shareholders' equity of the parent company as reported	138,365	159,465	144,051	163,879
Capitalized loan costs		2,494	-	2,494
Business combinations	816	2,270	816	2,270
Post-retirement benefits	566	586	566	586
Provision for well abandonment and dismantling of areas	1,273	434	1,273	434
Accrual of unsecured subsidiary liabilities			(3,961)	(3,584)
Deferred expenses and revenues	(1,241)	(951)
Deferred taxes	611	(158)	309	(405)
Income on sales of products in subsidiaries and affiliates			(1,526)	(830)
Other	398	177	198	177
Shareholders' equity of the parent company adjusted to IFRS	140,788	164,317	141,726	165,021

• New Rules and Interpretations Yet to be Adopted

The process of transitioning from Brazilian accounting procedures to international standards involves the adoption of various rules and amendments to and interpretations of IFRS rules,which are issued by the IASB, that as of the close of the fiscal year ending December 31,2010, had not yet gone into effect . The following table summarizes those rules and amendments:

Standard	Description	Effective as of fiscal years starting at or after:
Amendment to IAS 32	Classification of Rights Issues. Applicable when a company issues on a pro rata basis to all shareholders a specific class one or more purchase right of a specific fixed number of additional shares .	February 1, 2010
Amendment to IFRIC 14	Prepayments of a Minimum Funding Requirement, relative to defined benefit plans.	January 1, 2011
Amendment to IFRS 7	Disclosures: Transfers of Financial Assets	July 1, 2011
Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets, which establishes criteria for determining the tax base of an asset .	January 1, 2012
IFRS 9	Financial Instruments . Introduces new requirements for classification and measurement of financial assets and liabilities and will also substitute the requirements under IAS 39 for sale and impairment of financial instruments.	January 1, 2013

The Company is evaluating the impacts of these new rules on its accounting statements.

c . exceptions and highlights in the auditor’s opinion
None .

10.5. The officers must name and comment on the critical accounting policies the issuer has adopted, exploring, particularly, accounting estimates made by the management regarding uncertain and relevant issues for the description of the financial status and the results, which require subjective or complex judgment, such as contingency provisions, acknowledgment of the revenue, tax credits, long-lasting assets, noncurrent asset useful life, pension plans, conversion adjustments made in foreign currency, environmental recovery costs, criteria used to test asset and financial instrument recovery

• Functional currency

The functional currency of Petrobras, as well as all its Brazilian subsidiaries, is the real . The functional currency of some subsidiaries and special purpose entities that operate in the international economic environment is the US dollar and the functional currency of Petrobras Argentina S .A . is the Argentine peso .

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the Parent Company are recorded in shareholders’ equity, as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments .

The statements of income and cash flows of the invested companies in a stable economic environment with a functional currency different from the Parent Company are translated into Reais at the monthly average exchange rate, assets and liabilities are translated at the final rate and the other items of shareholders’equity are translated at the historical rate .

• Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions . These estimates include: oil and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for legal proceedings, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates .

• Marketable securities

The Company classifies marketable securities on initial recognition, based on Management’s strategies for these securities in the following categories:

– Securities for trading are stated at fair value . Interest, monetary restatement and changes resulting from the valuation to fair value are recorded in the income statement when incurred .

– Securities available for sale are stated at fair value . Interest and monetary restatement are recorded in the income statement, when incurred, while the changes resulting from valuation to fair value are recorded in equity valuation adjustments, in shareholders’ equity, and transferred to the income statement for the year, upon settlement .

– Securities held until maturity are stated at cost of acquisition, plus interest and monetary restatement, which are recorded in the income statement when incurred .

• Derivative financial instruments and hedge operations

All the derivative financial instruments were recognized in the Company’s balance sheet, both under assets and liabilities and are measured by their fair value .

Concerning derivative operations to hedge against variations in oil and oil products prices and currency, the gains and losses deriving from fair value variations are recorded under financial result.

For cash flow hedge operations, the gains and losses deriving from fair value variations are recorded under assets valuation adjustments, in shareholders’ equity, until these are settled .

• Business combinations and goodwill

Assets and liabilities acquired in a business combination are recorded in accordance with the acquisition method and recognized at their respective fair values . Any acquisition costs in excess of the fair value of the net assets acquired (net of identifiable assets and acquired liabilities) are recognized as goodwill under intangible assets . If the acquisition cost is lower than the fair value of the net acquired assets, it is recognized as a gain in the result .

• Property, plant and equipment

• Valuation
They are stated at the cost of acquisition or construction, which represent the costs for bringing the asset to operating conditions, monetarily restated during hyperinflationary periods, less accumulated depreciation and losses through impairment . The rights that have as objects tangible assets intended for the maintenance of the Company’s activities, resulting from operations that transfer the benefits, risks and control of these assets, are presented at fair value, or if lower, by the present value of the minimum payments of the contract

The costs incurred with exploration, development and production of oil and gas are recorded according to the successful efforts method . This method establishes that the development costs of all the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs are considered expenses for the period in which they occur and the costs for dry exploration wells and the costs linked to noncommercial reserves are recorded in the income statement when they are thus identified.

Material expenses with maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in property, plant and equipment .

The financial charges on loans taken out that are directly attributable to the acquisition or construction of assets are capitalized as part of the costs of these assets . The costs of loans that are not directly related to the assets are capitalized based on an average funding rate on the balance of the work in progress . These costs are amortized over the estimated useful lives of the respective assets or by the unit of production method .

• Depreciation

The equipment and facilities for petroleum and gas production monthly related to the respective developed wells are depreciated according to the volume of production in relation to the proven and developed reserves of each producing field. The straight-line method is used for the assets with a useful life shorter than the life of the field or that are linked to fields in various stages of production.

The stoppages for maintenance occur, on average, in programmed periods of four years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

Land is not depreciated. The other items of property, plant and equipment are depreciated according to the straight-line method, based on the following estimated useful lives:

Class of assets	Useful life average weighted
Buildings and improvements	25 years (25-40 years)
Equipment and other assets	20 years 3-31 years

The Company reviewed the useful economic life of the assets, based on the reports by external appraisers, as follows:

Estimated usefull life	Avarage usefull life
	Previous	New (average)
Optic system equipament	7 years	20 years
Equipment and facilities of distribution	10 years	14 years
Industrial refining equipment and assemblies	10 years	20 years
Equipment and industrial plant fertilizer	10 years	22 years
Product storage tanks	10 years	26 years
Pipelines	10 years	31 years
Plataforms	16 years	17 years
Thermieletric power plants	20 years	23 years
Vessels	20 years	25 years

The effects of the change in the estimated useful life of these assets were recognized as from January 1, 2010 and, therefore, the depreciation for fiscal year 2010 was decreased by R$ 1,273 million (R$ 847 million in the Parent company) .

• Intangible assets

They are stated at the cost of acquisition, less accumulated amortization and impairment . They comprise rights and concessions that include, mainly, the signing bonus paid for obtaining concessions for exploration of petroleum or natural gas, burdensome assignment of exploration rights in blocks of the pre-salt area and public service concessions, in addition to trademarks and patents, software and goodwill from expectations of future profitability resulting from acquisition of a controlling interest(subsidiaries and jointly controlled subsidiaries) . Goodwill resulting from acquisition of an interest in affiliated companies is presented in the investment.

The signing bonus and burdensome assignment are amortized by the unit of production method in relation to the total proven reserves, while the other intangible assets are amortized on a straight line basis according to their estimated useful life .

• Deferred charges

The Company maintained the balance of deferred assets as of December 31, 2008 in the individual statement, which will continue to be amortized in up to 10 years, subject to impairment testing pursuant to Law 11941/09 .

• Decrease to recoverable value – Impairment

The Company evaluates the items of property, plant and equipment, intangible assets with a definite useful life and deferred charges (individual) when there are indications they will not recover their book values. The assets that have an indefinite useful life, such as goodwill for expectations of future profitability, are tested for impairment annually, regardless of whether there are indications of impairment or not .

When applying the impairment test to the recoverable value of assets, the carrying value of an asset or a cash generating unit is compared with its recoverable value . The recoverable value is the higher value between the net sales value of an asset and its value in use . Considering the particularities of the Company’s assets, the recoverable value used for evaluation of the impairment test to recoverable value is the value in use, except when specifically indicated.

This use value is estimated based on the present value of future cash flows, resulting from the company’s best estimates. The cash flows resulting from continuous use of the related assets are adjusted by the specific risks and use the pre-tax discount rate. This rate is derived from the structured post-tax rate on the weighted average cost of capital (WACC). The main assumptions for the cash flows are: prices based on the last strategic plan published, production curves associated with existing products in the Company’s portfolio, market operating costs and investments required for carrying out the projects .

These evaluations are made at the lowest level of assets for which there are identifiable cash flows. Assets connected with the exploration and development of oil and gas production are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Reversal of previously recognized losses is permitted, except in relation to the decrease in the value of goodwill for expectations of future profitability.

• Abandonment of wells and dismantling of areas

The future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a contra entry to the provision recorded in the liabilities that will bear these expenses . The interest incurred through the updating of the provision is classified as a financial expense.

• Income tax and social contribution

These taxes are calculated and recorded based on the rate of 25% for income tax and 9% for social contribution on taxable income . Deferred taxes and social contributions are recognized as a result of temporary differences, tax loss carry forwards and negative basis of social contribution, when applicable .

For purposes of calculating the income tax and social contribution on current income, the Company adopted the Transition Tax Regime, as established in Law 11941/09, i .e . for calculating taxable income it considered the accounting criteria of Law 6404/76 before the amendments of Law 11638/07 . The taxes on temporary differences, generated by adopting the new corporate law, were provisioned for as deferred tax and social contribution assets and liabilities .

• Employee benefits

Provisions are recorded for the actuarial commitments with pension and retirement plans and the healthcare plan, based on an actuarial calculation prepared annually by an independent actuary, in accordance with the projected credit unit method, net of the guarantor assets of the plan, when applicable, and the costs referring to the increase in the present amount of the liability, resulting from the service provided by the employee, recognized during the employees’ time of service .

The projected credit unit method considers each period of service as a generating fact for an additional unit of benefit, which is accumulated for the computation of the final obligation . Additionally, other actuarial assumptions are used, such as estimates of the evolution of costs with healthcare benefits, biological and economic hypotheses and, also, past data on expenses incurred and contributions from employees .

The actuarial gains and losses resulting from adjustments based on experience and on changes in the actuarial assumptions are included or excluded, respectively, when determining the net actuarial commitment and are amortized over the average period of service remaining for the active employees .

The Company also contributes to the national pension and social security plans of international subsidiaries, whose percentages are based on the payroll, and these contributions are taken to the income statement when incurred .

10.6. Regarding the internal controls adopted to ensure reliable financial statements are prepared, the officers must comment on:

a. efficiency levels of such monitoring mentioning possible imperfections and measures taken in order to correct them

The management of PETRÓLEO BRASILEIRO S .A . - Petrobras and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted .

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis . Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also future reviews of the effectiveness of internal controls are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate .

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Based on that assessment management has concluded that as of December 31, 2010 the Company’s internal control over financial reporting is effective.

b. deficiencies and recommendations on internal monitoring on the report by the independent auditor

KPMG independent auditors did not identify any deficiencies or recommendations on Company’s internal monitoring that could affect the technical opinion on account statements referring to the year ending on the 31st December 2010 .

10.7. If the issuer has made a public offer to distribute securities, the officers must comment on:

a . how the resources resulting from the offer were used

The Company made a global offer of shares in the amount of R$120 billion, considering the Supplementary Lot and the Additional Lot . Net resources, including LFT, are used (1) to compensate the Onerous Assignment and (2) to continue developing all of our business segments . We intend to allocate those net resources specifically as follows:

– approximately 62 .2% to compensate the Onerous Assignment, according to Act 12,276; and

– approximately, 37.8% applies to finance our investments, which, according to our business plan for 2010-2014, are of USD 224 billion, as well as for keeping a capital structure and proper leveraging indexes .

b . if there were relevant deviations between the actual use of the resources and the use proposals announced in the prospectus for the actual distribution
Not applicable .

c . if there were deviations, the reasons for such deviations
Not applicable .

10.8. The officers must describe the relevant items that are not made clear in the issuer’s financial statements, indicating:

a . assets and liabilities directly or indirectly owed by issuer, which are off-balance sheet items, such as:
On December 31, 2010, there were no items not included on our balance sheet that have a material effect, or could potentially have a material effect, on our financial condition, our revenues or expenses, operating results, liquidity, investments or capital resources.

The following table summarizes our outstanding contractual obligations and commitments as of December 31, 2010:

Payments with maturity by period
	Total	2011	2012-2015	2016
				onwards
	(in millions of R$)
Contractual obligations
Balance sheet items (1):
Debt liabilities	107,160	5,109	26,902	75,149
Transfer of benefits, risks and asset controls	372	151	134	87
Total items on balance sheet	107,532	5,260	27,036	75,236
Other long-term contractual commitments
Natural gas ship or pay	9,903	1,058	4,366	4,479
Contract service	175,909	84,459	67,958	23,492
Natural gas supply agreements	21,716	2,364	9,962	9,390
Without transfer of benefits, risks and asset controls	80,108	17,736	44,732	17,640
Purchase commitments	30,611	11,460	9,772	9,379
International purchase commitments	52,086	7,329	15,905	28,852
Total other long-term commitments	370,333	124,406	152,695	93,232
Total	477,865	129,666	179,731	168,468

“(1) Excludes post-employment benefits. See note 22 of the Financial Statements.

i . operating leasing, assets and liabilities
ii . sold receivables portfolios in which the entity has risks and responsibilities, indicating the respective liabilities
iii . future product or service purchase and sale agreements
iv. unfinished construction contracts
v. future financing receipt agreements

b. other items that are not featured in the financial statements
Not applicable .

10.9. Regarding each of the items that is not featured in the financial statements shown in item 10.8, the officers must comment on:

a . how such items change or may come to change the revenues, expenses, operating results, financial expenses or other items in the issuer’s financial statements
Not applicable .

b . nature and purpose of the operation
Not applicable .

c . nature and amount of the obligations taken on and the rights generated in favor of the issuer as a result of the operation
Not applicable .

10.10. The officers must indicate and comment on the main elements in the issuer’s business plan, exploring, specifically, the following issues:

a . investments, including:
i . quantitative and qualitative description of the investments in progress and the foreseen investments

The 2010-2014 Business Plan, disclosed by the Company on the 21st June 2010 foresees an investment of US$ 224 billion, representing an average of US$ 44 .8 billion a year. 95% (US$ 212 .3 billion) are addressed to projects to be implemented in Brazil and the other 5% (US$ 11.7 billion) to activities abroad, with significant placement of investments on domestic supplying market with a local content rate of 67%, hence an annual hiring in Brazil of about US$ 28 .4 billion .

This amount represents an increase of 20% when compared to the previous plan (2009-2013 Business Plan) . US$ 31 .6 billion refer to new projects, 62% are dedicated to E&P area (US$ 19 .7 billion) .

According to the 2010-2014 Business Plan, Exploration and Production (E&P) segment shall receive investments of US$ 118 .8 billion, representing an increase of 14% when compared to the 2009-2013 Business Plan . With the above-mentioned resources we aim at ensuring the discovery and appropriation of reserves, maximizing oil and gas recovery on producing awards, and developing Pre-salt production at Santos Basin and intensifying exploit effort in other pre-salt regions, in Brazil and abroad .

We foresee an investment of US$ 73.6 billion on the Refining, Transport and Commercializationsegment.Wemaintainedourstrategyofexpandingrefiningcapacity searchingforbalancebetweenitandPetrobras’oilproductiongrowth,adaptingrefining field in order to respond to domestic market supply, exporting derivatives responding to quality levels of products required by the markets .

Petrochemical investments totalize US$ 5 1. billion, focusing on petrochemical and biopolymer production, preferably via equity stakes mainly in Brazil, integrated with other Company’s segments .

Distribution business shall receive investments of US$ 2 .5 billion aiming at ensuring leadership on domestic distribution with a goal of 40% of the domestic market in 2014, and acting on distributing derivatives abroad .

After an investment phase on natural gas transportation infrastructure in order to distribute the production and reach consuming market Gas and Energy segment shall get US$ 17 .8 billion . The above-mentioned investment shall consolidate Petrobras’ leadership in the natural gas market of Brazil, ensuring flexibility for commercialization in thermo-electrical and non-thermo-electrical markets .

Furthermore, we want to invest on Natural gas transformation in order to increase Natural Gas and Power chain flexibility. We foresee the construction of three new fertilizing plants for the production of nitrogen (ammonium and urea) on a synergy with other Petrobras’ assets .

Despite major direction of investments on domestic market on international level we will invest US$ 11 .5 billion, focusing on the development of exploration and production in Mexican Gulf (Cascade, Chinook, Saint Malo and Tiber), Africa Western Coast (Nigeria) and Peru .

Biofuel segment shall get US$ 3 5. billion, acting on the production, logistics, and commercialization of biofuel and participating on value chain in Brazil and abroad, acting in an integrated way . Strategy on ethanol segment was redirected for the purchase of stocks aiming at becoming an important player on the market, ensuring technological domain for biofuel sustainable production .

On the scope of the 2010-2014 Business Plan, the Company wants to invest on overcoming technological challenges, operational security and human resources . We will invest US$ 3 .3 billion on Safety, Environment and Health, US$ 2 .9 billion on Technology, Information and Telecommunications and US$ 5 .2 billion in Research and Development, totalizing an investment of US$ 11 .4 billion .

National content shall contribute to Brazil consolidation as a services and goods supplier pole . A yearly hiring level of about US$ 28 .4 billion is expected in Brazil .

	Domestic	Placement in	National
Business Field	Investment	National Market	Content
	2010-14	2010-14	(%)
E&P	108 .2	57 .8	53%
Supply	78 .6	62 .8	80%
Gas and Energy e Chemical Gas	17 .6	14 .4	82%
Distribution	2 .3	2 .3	100%
Petrobras’ Biofuel	3 .3	2 .6	100%
Corporate	3 .3	2 .6	80%
Total	212 .3	142 .2	67%
Supply includes investments on Petrochemical
Amounts in US$ Billion

The 2010-2014 Business Plan requires acquisition and critical resources management for its execution. In order for the high amount of projects to be executed, qualified workforce, strong supplying chain and financial capacity are needed. The Company is working in order to overcome such challenges .

ii. investments’ financial sources

Petrobras’ 2010-2014 Business Plan projects that in 5 years Operational Cash Flow after dividends will reach US$ 155 billion, corresponding to 69% of the amount foreseen to be invested on such period. Such cash flow is based on an oil average price of US$ 80, for such period, below average market projections .

The company maintains an average financial leveling goal of 25-35%. The public shares bid in September 2010 maintained the capital structure and the indicators balanced; however, Petrobras shall keep on searching financing in several resource sources in Brazil and abroad .

The projects portfolio of the company presents an estimated return rate of 14% p .y., considering 2010-2014 Business Plan assumptions .

Projected Operational Cash Flow (2010 – 2014)

iii . relevant on-going divestments and foreseen divestments

Together with the Company’s Strategic Plan in 2010, the Company’s subsidiary - Petrobras Energia S.A. - sold - to Oil Combustibles S.A. - refinement and distribution assets in Argentina, including: a refinery located at San Lorenzo, province of Santa Fé; a river unit; and a fuel commercialization network composed of 360 sales points, which is linked to such refinery.

b . in case they are already disclosed, it shall point the acquisition of plants, equipment, patents or other assets materially influencing the issuer production capacity

In 2010, in line with the Company’s Strategic Plan, the following acquisitions were made:

– 30% of Refinaria Alberto Pasqualini S.A. – Refap - share capital

– 50 % of Bióleo Industrial e Comercial share capital, via the Company’s subsidiary Petrobras Biocombustíveis S.A.;

– Strategic Partnership for the increase of Ethanol production with Grupo São Martinho via subscription of 49 % of the stocks of Usina Boa Vista S .A . and SMBJ Agroindústria;

– Exploration Blocks interest acquisition in Portugal (50%), Australia (50%) and New Zealand (100%),

– Acquisition of 100% of Gás Brasiliano;

– Acquisition of share interest in Açúcar Guarani S A. . (45 7%) . subsidiary of Grupo Tereos Participações Ltda;

– Incorporation of Braskem Stocks .

c . new products and services:

i . description of on-going and already disclosed research

The main on-going projects on research and development are described as follows: long-term goal projects, which include idea and generated solution stages . The research and development stages were not separated . The projects’ division is based on our Research and Development strategy, as follows: expand our current business, adding value and diversifying our products and sustainability.

Expansion of our current business

– Finding a new species of microfossils contributed to an accurate knowledge on reservoirs positioning in different Pre-salt depths of Basins of Santos, Campos and Espírito Santo;

– Lab tests for the injection of CO2 as oil recovery fluid on Cernambi field at Santos Basin pre-salt were concluded;

– Risers supporting buoy prototype was successfully installed in Congro field, at Campos Basin. This technological solution consists of fixing the risers in buoys located 100 meter below sea level;

– The first stage of directional drilling test in salt domes was concluded. Which will maximize the reservoir drainage and minimize the number of wells in Pre-salt;

– The basic project of shipped liquefied natural gas fluctuating unit was concluded. Aiming at providing alternatives for exploration of natural gas at Pre-salt site of Santos Basin;

– New anchoring way responding to the Pre-salt region specificities;

– Equipment was developed for emergency repair during liquid transport pipes operation, without flux interrupting;

Adding value and diversifying our products

– New formulation for diesel Podium was developed by reducing sulfur content from 200 to 50 parts per million (ppm) and by including 5% of biodiesel;

– Catalyst was developed for use in the production of high-density polyethylene. This material presents a high mechanic development;

– Agreements on technological cooperation were signed for the development of biofuel, as follows: with the Danish company Novozymes, with the North American company KL Energy and with the Dutch company BIOeCON

Sustainability

– Creation of CO2 Separation Technologies Experimental Center on the earth field of Miranga, in Pojuca, Bahia, Brazil . CO2 storage, capture and separation technologies are being tested at this Center. They may contribute for future projects on developing Pre-Salt in Santos Basin, avoiding emission to the air.

i . total amounts spent by issuer in research for the development of new products or services

Expenses in P&D (R$ million)
2008	2009	2010
1,706	1,364	1,806 *

* Estimate

i . disclosed developing projects
See item 10 .10 .c .i

ii . total amounts spent by issuer on the development of new products or services
See item 10 .10 .c .ii

10.11. Comment on other factors that might have a significant influence on the operational performance and that were not identified or commented on in the other items of this section

Every relevant information regarding the operational performance of the company has been disclosed in this section .

PETROBRAS
PETROBRAS
PETROBRAS

PETROBRAS

www.petrobras.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.